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SEC 486
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM SB-1/A
               OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933
                                (Amendment No. 6)
                             MICROSOURCEONLINE, INC.
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)


       Delaware                    5045                       16-1605111
--------------------    ----------------------------    ------------------------
  (State or other       (Primary Standard Industrial        (I.R.S. Employer
  jurisdiction of        Classification Code Number)       Identification No.)
  incorporation or
  organization)

      2810 Matheson Boulevard East, Suite 200, Mississauga, Ontario L4W 4X7
                                 (416) 848-0266
      ---------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

      455 Alternate 19 South Palm Harbor, Florida 34683 (727) 786-8252
      ---------------------------------------------------------------------
                   (Address of principal place of business or
                     intended principal place of business)

                            Glenn P. Hannemann, Esq.
                        Law Offices of Glenn P. Hannemann
          24 Brena, Irvine, California, United States of America, 92620
                                 (714) 544-1912
          -------------------------------------------------------------
           (Name, address, and telephone number of agent for service)


                        Franklin Ross Inc.
          --------------------------------------------------------------
                Underwriter (Commissioned Selling Agent)



Approximate date of proposed sale to the public   September 31th , 2004
                                               --------------------------


If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
                         -------------------------------
   Title of each           Dollar        Proposed maximum    Proposed maximum
class of securities     amount to be       offering price    aggregate offering       Amount of
 to be offered          offered           per unit           price                  offering fee
-------------------   ----------------   ----------------    ------------------   ----------------

   Common Stock       Up to $9,999,996       $ 6.00             $ 9,999,996           $  920.00

The registrant hereby amends this offering statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this offering statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the offering statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1  X ;  Alternative 2   .
                                                       ---                ---

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.

             PART I -- Narrative Information Required in Prospectus

                       [Prospectus commences on next page]

                                   PROSPECTUS
                                   ----------


The information in this Prospectus is not complete and may be changed. The registrant may not sell these securities until the offering statement filed with the SEC is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.



                             MICROSOURCEONLINE, INC.
                             -----------------------
                  A Delaware Corporation (the "Company or MSO")



Type of securities  offered:               Common voting stock, $0.01 Par Value.
                                           (the "Shares" or the "Common Stock")

Maximum number of securities offered:      1,666,666

Minimum number of securities offered:        100,000

Price per security:                         $   6.00

Total proceeds:   If maximum sold:      $  9,999,996
                  If minimum sold:      $    600,000    (See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?   Yes.

     If yes, what percent is commission of price to public?   Eight and one-half
                                                              percent (8.5%)

Is there other compensation to selling agent(s)?           [X] Yes  [ ] No

Is there a finder's fee or similar payment to any person?  [ ] Yes  [X] No
                                                           (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?  [X] Yes  [ ] No
                                                           (See Question No. 26)

Is this offering limited to members of a special group,
     such as employees of the Company or individuals?      [ ] Yes  [X] No
                                                           (See Question No. 25)

Is transfer of the securities restricted?                  [ ] Yes  [X] No
                                                           (See Question No. 25)


INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" AT PAGE 6 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

This Company: (Check at least one, as appropriate)

     [ ] Has never conducted operations. [ ] Is in the development stage. [X] Is currently conducting operations. [ ] Has shown a profit in the last fiscal year.
     [ ]  Other (Specify):  __________________________________________


This offering (the "offering") is being made on a "best efforts basis," and there is a minimum number of One Hundred Thousand (100,000) Shares that must be sold in the offering. The Company can give no assurance that all or any of the Shares will be sold. An escrow account shall be established, and all subscription funds will be held in this escrow account unless and until the minimum number of Shares are sold, at which point all net sales proceeds shall be paid directly to the Company. Subscriptions shall be irrevocable (assuming the minimum number of Shares are sold; if subscriptions are not received for One Hundred Thousand (100,000) Shares, all subscriptions shall be promptly returned to the subscribers thereof (without interest) and without deduction for commissions or expenses.

The Offering will begin on the effective date of this Prospectus, and continue until the Company has sold all of the Shares offered hereby, or such earlier date as the Company may close or terminate the Registration. There is no designated termination date for the Registration, but in no event shall the Registration remain open for more than one (1) year from the date hereof.

This offering is on a first-come, first-served basis. If subscriptions exceed One Million, Six Hundred Sixty-six Thousand Six Hundred Sixty-six (1,666,666) Shares, all excess subscriptions shall be promptly returned to the subscribers thereof (without interest), again without deduction.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN OFFER NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE COMPANY INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED, AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

Upon registration under federal and state laws, the securities are to be offered by underwriters (including Franklin Ross Inc.), dealers, or salespersons in Canada and the United States, including New York, Texas, California, Florida, and Ohio.

Additionally, again upon registration under federal and state laws, the securities are also to be offered by Officers and Directors pursuent to an exemption from broker-dealer registration under the Exchange Act in Canada (British Columbia, Newfoundland, Nova Scotia, New Brunswick, Prince Edward Island, Saskatchewan, Manitoba, Yukon Territory, NorthWestern Territories, Ontario, Alberta, and Quebec) and in the United States, in New York, Texas, California, Florida, Ohio, Delaware, and Nevada. The securities are to be offered, as permitted by law, by word of mouth, print advertisements, and email. These offers are to be made by Bruce Frankel, CEO and Jaime Lobo, CFO.

                              [Inside Front Cover]

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

The Company . . . . . . . . . . . . . . . . . . . . . . . . . . .          6

Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . .          6

Business and Properties . . . . . . . . . . . . . . . . . . . . .         10

Offering Price Factors. . . . . . . . . . . . . . . . . . . . . .         23

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . .         29

Capitalization. . . . . . . . . . . . . . . . . . . . . . . . . .         31

Description of Securities . . . . . . . . . . . . . . . . . . . .         32

Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . .         33

Dividends, Distributions and Redemptions. . . . . . . . . . . . .         35

Officers and Key Personnel of the Company . . . . . . . . . . . .         35

Directors of the Company. . . . . . . . . . . . . . . . . . . . .         38

Principal Stockholders. . . . . . . . . . . . . . . . . . . . . .         39

Management Relationships, Transactions and Remuneration . . . . .         40

Litigation. . . . . . . . . . . . . . . . . . . . . . . . . . . .         43

Federal Tax Aspects . . . . . . . . . . . . . . . . . . . . . . .         43

Miscellaneous Factors . . . . . . . . . . . . . . . . . . . . . .         44

Management's Discussion and Analysis of Certain Relevant
   Factors . . . . . . . . . . . . . . . . .  . . . . . . . . . .         44

Additional Information. . . . . . . . . . . . . . . . . . . . . .         45

Financial Statements. . . . . . . . . . . . . . . . . . . . . . .         46



THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS REGISTRATION, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.


This Prospectus, together with Financial Statements and other Attachments, consists of a total of 62 pages.

                                   THE COMPANY
                                   -----------


1. Exact corporate name: Microsourceonline, Inc.

     State and date of incorporation:          Delaware, June 5, 2000

     Street address of principal office:       2810 Matheson Boulevard East
                                               Suite 200
                                               Mississauga, Ontario L4W 4X7
     Company Telephone Number:                 (416) 848-0266

     Fiscal year (month) (day):                May 31

     Person(s) to contact at Company
        with respect to offering:              Jamie Lobo, President, CFO and,
                                               Bruce Frankel, CEO.

     The Company is a marketing e-services and sales organization for the computer industry, maintaining and operating an Internet web site for resellers and purchasers of computer equipment and related peripherals. It is a Delaware corporation with a corporate headquarters at 2810 Matheson Boulevard East, Suite 200, Mississauga, Ontario, Canada, L4W 4X7. The company has been in development stages from Inception in June of 2000 to January of 2004. Although the company is still developing is technology it has moved into operations as of January 2004. The company currently sells it's webhosting services, internet long distance, through it's subsidiary and membership fees, further disclosed in the body of this document. Although revenues are quite nominal, at this time, due to the recent nature of the assumption of operations the company is an operating company.

     A maximum of One Million Six Hundred Sixty-six Thousand Six Hundred Sixty-six (1,666,666), and a minimum of One Hundred Thousand (100,000) Common Shares are being offered to the public at Six Dollars ($6.00) per Share. This means from this Offering, the Company will receive a maximum of Nine Million Nine Hundred Ninety-nine Thousand Nine Hundred Ninety-six Dollars ($9,999,996), and a minimum of Six Hundred Thousand Dollars ($600,000), of the gross proceeds. Insiders hold Seven Million Nine Hundred Forty-six Thousand (7,946,000) shares of the Common Stock issued previously in private placements. Thus, upon completion of the Offering, approximately Seventy-eight Percent (78%) of the Common Stock will be held by these insiders, and Twenty-two (22%) by the public, assuming that all Shares offered in this Offering are sold. The offering is made in United States Dollars.

     The Company has entered into an Underwriting Agreement with Franklin Ross, Inc. ("Underwriter") for the offering of the Shares on a best efforts, minimum or none (as to 100,000 Shares) basis. The commission is eight and one-half percent (8.5%) on all sales effected by the Underwriter. Additionally, the Underwriter shall receive actual expense reimbursement and a non-accountable reimbursement of its expenses in connection with sale of Shares in the amount of one and one-half (1.5%) of the sale amount of those Shares.

     Of the Shares offered hereby, the Company is offering all Shares, and stockholders of the Company are offering no Shares. The Company will receive all proceeds from the sale of Shares, after payment of all expenses and any brokers' or underwriters' compensation. Prior to this Offering, there has been no public market for the Company's Common Stock.


                                  RISK FACTORS
                                  ------------

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

     HIGH RISK INVESTMENT. THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

     The following factors, in addition to the other information contained in this prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this prospectus.

     (1)  Recent  Origin  May  Lead  to  Reduced   Revenues.   The  Company  was
          --------------------------------------------------
incorporated in June of 2000. Although we have been conducting operations since June 2001, this has been on a small, albeit growing, scale. Consequently, the Company has very little historical information that can show an actual performance trend. As the Company is primarily still engaged in development and test market operations, there are currently minimal revenues. It may be difficult for the Company to increase its revenues if there is a drop in anticipated market acceptance. Currently, the Company is insolvent and its status will not change, necessarily with the achievement of only the minimum offering.

     (2)  Lack of Market Acceptance of Internet-related Business Model. Due to a
          -------------------------------------------------------------
common problem of internet-related businesses reaching their revenue targets, the market may be less willing to accept internet-related business models, such as ours. Consequently, Company revenues and share values will suffer. Many internet-related corporations bring usage up prior to revenues. Our company may be able to bring internet usage up but may be unable to convert that usage into hard revenues.

     (3)  Failure to Raise More Than  Minimum  Proceeds.  There is a One Hundred
          ----------------------------------------------
Thousand (100,000) Share minimum that must be sold in this Offering, or the Company will realize no proceeds. Even if the minimum floor is reached, if substantially fewer than the maximum number of Shares offered are sold, while the Company intends to proceed with its plans, it will have to proceed on a much smaller scale and with a lower likelihood of success.

     (4)  Potential Need for Additional  Capital. We plan an ambitious marketing
          ---------------------------------------
and expansion program of the services offered via its web site that will require expenditure of the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition, and results of operations. If additional funds are needed to develop and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing, or, if obtained, such financing may not be on terms favorable to us or to the purchasers of the Shares.

     (5)  Arbitrary Offering Price of Securities.  Prior to this Offering, there
          ---------------------------------------
has been no public market for the Company's Shares. The initial Offering price of the Shares has been determined arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities markets, and the market conditions for new offerings of securities. The price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to founding shareholders, or any other ordinary criteria of value.

     (6)  Adverse Affect on Shares  Eligible for Future Sale.  The  availability
          ---------------------------------------------------
for sale of certain shares of Common Stock held by existing shareholders of the Company after this Offering could adversely affect the market price of the Common Stock. Of the maximum of Ten Million, Four Hundred, Sixty-One Thousand, Seven Hundred and Sixty-eight (10,461,768) shares of Common Stock to be outstanding following this Offering, Eight Million Seven Hundred Ninety-Five Thousand One Hundred Two (8,795,102) shares were issued to the Company's existingshareholders prior to this Offering in private transactions in reliance upon exemptions from registration under the Exchange Act, and are, therefore, "restricted securities" under the Exchange Act, which may not be sold publicly unless the shares are registered under the Exchange Act or are sold under Rules 144 or 144A of the Exchange Act after expiration of applicable holding periods as discussed in greater detail in response to Question 27, below. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities (including but not limited to the Shares) and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

     (7)  Adverse Affect of Underwriters' Influence on the Market.  We presently
          --------------------------------------------------------
have one underwriters who has advised the Company that it intends to make a market in the Common Stock after the Offering or otherwise to effect transactions in the Common Stock. Additional underwriters may enlist to participate in these regards after the date of this Prospectus. Any such market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the Common Stock upon conclusion of the Offering may be significantly affected by the degree, if any, of underwriters' participation in such market.

     (8)  Dilution.  Purchasers  of the  Shares  offered  hereby  will  incur an
          ---------
immediate substantial dilution, in terms of book value, from the public Offering price of approximately Five Dollars ($5.00) per Share, assuming that all offered Shares are sold. If less than the maximum number of Shares is sold, the dilution will increase to approach a limit of Five Dollars Sixty-two and One-half Cents ($5.625) per Share (if only the minimum of One Hundred Thousand (100,000) Shares are sold).

     (9)  No Dividends.  No dividends have been paid on our Common Stock.  We do
          -------------
not intend to pay cash dividends on our Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations, rather than being distributed as dividends, will be devoted to facilitating growth of our future operations. Any decision to pay dividends will depend upon our profitability at the time, cash available therefor, and other relevant factors, and will be made by the Company's Board of Directors in the exercise of its sole and exclusive discretion at that time.

     (10) Dependence on Key Personnel.  Our success is  substantially  dependent
          ----------------------------
upon a limited number of key management, sales, product development, technical services, and customer support personnel. The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled managerial, sales, technical services, customer support, and service development personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Jamie Lobo, President and Chief Financial Officer, or Bruce Frankel, Chief Executive Officer, or Paul Lomack, Chief Technical Officer, each of whom has provided significant leadership, direction, and services to the Company since its inception. The Company does not hold key-man life insurance or accident insurance policies on, these key personnel. Even if it had other policies, there is no assurance that any person lost could be replaced by qualified personnel. At the same time, there are numbers of well-trained prospective key employees readily available in today's tight marketplace, though at substantial cost. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating, results, or financial condition.


     (11) Lack of  Control  by New Public  Stockholders.  Immediately  after the
           ---------------------------------------------
closing of this Offering, assuming that the maximum of Shares offered hereby are sold, Seventy-eight Percent (78%) of the outstanding Common Stock will be held by the directors and executive officers of the Company and related persons. The present stockholders, if acting together, would be able to continue controlling substantially all matters requiring approval by the stockholders of the Company, including the election of all directors. As a result, those directors and the officers, if acting together, would be able to control substantially all significant corporate transactions. This could make it impossible for the new, public stockholders to influence the affairs of the Company.

     (12) Anti-takeover Effects of State Law. Certain provisions of Delaware law
          -----------------------------------
could delay or make difficult a merger, tender offer, or proxy contest involving the Company, thereby delaying or prohibiting such a transaction as a merger with the investor realizing a return on his or her investment

     Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Prospectus, potential investors should keep in mind other possible risks that could be important.


                             BUSINESS AND PROPERTIES
                             -----------------------

3.   With respect to the business of the Company and its properties:

     (a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

     The business of Microsourceonline Inc. originated as a proposed solution to a significant computer-industry problem.

     As computers have evolved from giant structures that occupied an entire house, to small, efficient machines that fit atop one's desk -- or lap -- they have been more and more in demand. This is true not only for the computer industry as a whole, but also to the computer wholesale industry. That demand has spurred the rapid growth in the computer wholesale industry throughout the 1990s, and continues today, albeit at a slower pace.

     The computer wholesale industry operates in a deceptively simple way. Product is "sourced" (located and purchased) by a broker or distributor from either the manufacturer or another broker, and then re-sold to "Value-Added Resellers ("VARs") or consultants. In turn, VARs and consultants re-sell products to the ultimate end user. While product price and reliability are important issues, one of the most important factors for VARs and consultants is from whom they source their product.

     In the past, finding reliable and cost-effective suppliers has proven difficult for VARs. Few of the suppliers and distributors who sell to VARs advertise in any form, including the Yellow Pages or in trade journals. In order to do business with these elusive companies, VARs and consultants have been forced to use the telephone and Internet. Alternatively, distributors may directly contact VARs, or conduct "pitches" through telemarketing and fax broadcasts. A VAR or consultant may receive hundreds of faxes per week from distributors in their local area.

     The primary problem arising from this informal, unstructured method of effecting sales to VARs (who must of course first obtain the product they need themselves before being able to turn around and re-sell) is the difficulty for the VAR in judging the reliability of suppliers in the time required to review all competing vendors and find the best price. Very few distributors maintain warehousing facilities, thus the product the distributor is selling is usually not actually "on hand" when the sale is made. This results in a lack of reliability with respect to both price (which may increase before the supplier can sell the product) and availability (it may take the supplier some time to itself receive the product and then forward it on for shipment to the VAR-customer).

     Compounding this problem of finding accurate pricing and ready availability of goods is the current industry trend of VARs and consultants moving toward a "just-in-time" inventory system. This requires distributors to have inventory on hand, or else be able to source product quickly, in order to fill orders upon receipt.

     As component prices have continued to drop throughout the 1990s, and more computers have entered service in both businesses and households, demand for computer components by VARs and consultants have increased concomitantly. Management expects this trend will continue. In order to source their product, VARs and consultants are increasingly demanding competitive pricing and ready availability of the product in an easy-to-read format. Simply put, they want to be able to "comparison shop" for product from different distributors at the best price possible and receive the product quickly.

     To meet this demand, the Company established the Microsourceonline.com Internet site on the World Wide Web (the "Web Site").

     In June 2001, the Company launched the Web Site and began offering its unique business-to-business ("B2B") services to VARs and Consultants in the computer wholesale and resale distribution industry. These services allow resellers to source best pricing and availability when they are looking for computer components by comparison shopping. The Web Site provides an easy-to-navigate listing of "pre-screened" computer hardware and software vendors determined to be reputable by MSO, allowing the VAR to connect seamlessly to the distribution channel. The VAR customer can select the distributor that appears to have the best price and/or product, and then place an order for the product(s) directly online. Customers will be able to broker their own product as opposed to having to use a conventional broker. Once logged on, a customer can search for specific product by suppliers geographically. For example, a customer could request product that is found in New York, or anywhere in the United States or Canada. This feature is unique to the Microsourceonline.com site. Pricing search capability is currently limited to Canada, however, pricing search capability within the United States is expected to be added following completion of the Offering.

     In the opinion of management, it is believed that several services will be offered that will draw customers to the MSO Web Site. First, and most importantly, the Company has researched all the companies featured at the site, and is completing the process of categorizing them by warehousing abilities, product identity codes (SKU's), product return policies (RMA) , and overall quality of service. This data is extremely important to buyers, and the fact that this data has not previously been available online has been a reason that many VARs have chosen not to use the Internet for sourcing up until now.

     Secondly, the MSO site will allow each customer to set its own individual user preferences, which subsequently appear every time the customer "logs on" using standard logon procedure. The customer's 10-digit telephone number will serve as its "user ID," which is not only simple for the user to recall and input, but also allows for multiple branch membership.

     We feel that the Web Site will offer a number of advantages to VARs and consultants. They will no longer need to spend hours on the phone calling around to find a distributor that carries the product(s) they are looking for. They can simply source it online before they make the call. It will also broaden the number of suppliers that are available to them to supply the product. Finally and most importantly, it will save them money. They will be able to compare prices of components from various distributors, and choose the one that is most cost efficient for them.

     While the Web Site will generate revenue from the companies that use the site (primarily user fees paid by VARs and consultants), it will also generate revenue in other ways, including targeted banner advertising. These various revenue sources are discussed in detail below. It is expected that computer resellers and any suppliers seeking to target this segment of the market will use the Web Site, and many have expressed an interest in paying to place advertisements on the site. Suppliers will also pay a monthly fee to list and update their online product information daily. Additional related services to be offered include targeted email and specialized telemarketing. The company has not determined exact pricing for its membership fees however it believes that it can charge VAR's up to $50 per month for membership fees and distributors $0.10 per product being posted on a monthly basis. The company also currently earns revenues from it's operating subsidiary XAS Group Inc. which provides flat rate long distance services to customers in the Province of Ontario. The company currently earns revenues of approximately $6,000 United States Dollars per month from 291 subscribed clients with average revenues of over $20 per client. All fees will be paid for all services on a monthly basis. In order to limit the costs of collecting recievables the company has organized an automatic billing policy which accepts payment through the use of credit cards and pre-authorized bank debit.

     The  Web  Site  may  be  viewed   online  by   entering   the  web  address
http://www.microsourceonline.com into the browser and clicking "Go".
--------------------------------


     (b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

     As discussed above, the Company launched its Web Site providing searching and product listing capabilities in June 2001. Since inception of the site, MSO has continued its development of the services offered on the Site by expanding the tools and services offered to users through the addition of new features. As of the date hereof, the Web Site offers the following features:

     1.   General features

          a) Ease of navigation - The Web Site is easy to navigate. The site focuses on computer hardware, software, and industry valued e-services. No other types of equipment are or will be offered.

          b) Power searching - MSO's powerful "XPERT" database search engine allows the user to search using a number of criteria including vendor, item, location, manufacturer, product category, and part number. All categories are sub-categorized to increase the ease with which the database can be searched. A customer is able to start with a broad-based search, and then narrow down the focus of the search. The user also has the ability to browse the alternative items available with detailed product descriptions.

          c) Customized accounts - A log-on script allows the Web Site to customize accounts for its users. Though the site defaults to the individual VAR-user's geographical "home base," the customer is able to change the searchable area as desired. By choosing a
               region,   products  are  available  to  customers  within  a  two
               (2)-business day shipping window.

     2.   Specific features

          a) "All-in-One Driver Database" - A driver database is provided for all types of computer peripherals (any hardware device connected to a computer), a resource for a VAR. Many companies that sell product require customers to search through the web sites of manufacturers for driver data to initialize or operate peripherals on those other web sites. Many of these web sites are themselves very difficult to navigate, and may have removed drivers for discontinued and end-of-line products. Management believes this feature alone will be a major contributor to the increasingly heavy traffic on the Company's Web Site.

          b) "The Broker's Corner" - A link to a bulletin board listing containing a seven (7)-day posting window permits both VARs and suppliers to source high volume product at exceptional savings. This service is not regulated by MSO, but VARs are able to confirm availability and pricing directly with distributors. This is feature is offered at www.epromoline.com.

          c) "The Manufacturers' Links" - The Web Site contains links to manufacturers' own web sites, so that customers can get in-depth information on most of the products being listed "straight from the horse's mouth." To management's knowledge, no other industry web site makes this information available to clients for their decision-making process.

          d) "The Technical Corner" - Often VARs need more complete technical information than many vendors make available. The MSO site has a "technical corner" where VARs can post or email questions to the Company's experienced technical staff of certified technicians, who are described below. This feature will be released within three months of this offering.

          e) "The Auction Center" - Under construction on the MSO Web Site is a liquidation and auction room. While many web sites offer auctions, they do not qualify the companies posting the products being offered, usually because the site personnel are themselves unfamiliar with the products. The Company's personnel qualify as experts in computer products, as discussed below. Most users will not bid on product in an online auction or buy liquidation product as it is normally sold on an "as-is, where-is" basis, and the user has no opportunity to examine the goods. Although most competitor auction sites require listing companies to agree to verify that the companies actually have the product they are offering, the sites have no way to verify that fact, or settle disputes that arise post-auction. The various MSO site services combine to ensure that the product indeed exists, and that it is in stock, itemized, and catalogued.

          f) "Email Broadcast server" A custom built direct marketing email service. MSO believes it has the most complete purchasing agent and owner email database in Canada for the VAR market. Distributors and manufacturers alike currently use email marketing to reach potential VARs with new products and marketing information. MSO charges a standard (per piece) rate on email broadcasting. See fee chart in Exhibit 14.

     We have acquired specialized server hardware for deployment allowing for mission critical or vital information systems serving required for an online order-processing environment. The Company has also developed marketing e-services now being offered to its members directly and via the Web Site. These services will include telemarketing, telesales, email marketing, financial services, discount purchasing, and online web design and hosting. The Company is committed to continuing to improve its ASP e-services while deploying them to its Members, including advances in MSO's server architecture to include RAD (rapid application development) tools to advance scalability, reduce redundancy issues, and ease connectivity of collaborative partner networks. We expect to deploy EDI (Electronic Data Interchange) procurement capability (which allows organizations with different equipment to connect) over the next five to six (5-6) months in order to execute Phase II of its business plan. MSO has the in house expertise to complete an EDI transactional system. This system allows for VAR's to source products from distribtutors and place their orders online through the EDI connection between our search engine and the distributors order system for a seamless completion of a product order. RAD allows for easy integration of systems that will cut down the time to implement online software solutions that will allow for integration to take place in a matter of weeks as apposed to months in most general applications.

     In sum, the Microsourceonline.com Web Site has been designed with the VAR in mind, the ultimate business purchaser who has previously been left unsatisfied, and unwilling to use computer procurement web sites. The MSO site will be a comprehensive "one-stop shop" aimed at the small- to medium-sized VAR market (the opposite end of the customer size spectrum from other computer sourcing web sites). Consultants and VARs may comparison-shop from reputable distributors. Their buying pattern is facilitated by a "just-in-time" inventory system, buying small quantities of product in high frequency. Users of www.microsourceonline.com will be easily able to log on to the Web Site, source product from local distributors, research product features, download many hard-to-find drivers, ask technical questions, and receive one-on-one technical support. At the same time, vendors will be afforded the opportunity to find and reach most of these VARs, who are more expensive to reach using conventional marketing efforts.

     Our strategy is to not be dependent on any one supplier or distributor, but to create an online market to promote activity and competition between suppliers very much along the lines of the current "brick and mortar" marketplace -- only expedited, using all the tools available through internet operations. The Company anticipates that it may find it does not have sufficient funds to execute all its goals even upon maximum completion of this Offering, and expects to contemplate subsequent offerings.

     MSO is not now, and does not expect to become, dependent upon one or a limited number of suppliers for essential materials, energy, or other items. The Company has previously established relationships with several suppliers, including a major Canadian supplier. These suppliers provide hardware and software to the VAR market.


     (c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

     Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

     Note: Because this Prospectus focuses primarily on details concerning the Company, rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

     The computer reselling industry is broken into three main groups: the small (and medium) value added reseller, the large value added reseller, and the direct marketer. MSO will focus on the masses of small and medium VARs. Smaller VARs source product in low quantity and buy through catalogs. Large VARs can negotiate pricing based on volume, while direct marketers usually buy directly from Original Equipment Manufacturers (OEMs).

     Briefly, according to data derived from an in-house study conducted with 300,000 registered VARs, the computer industry's resellers usually operate on margins of between eight percent (8%) and fifteen percent (15%). Management's research indicates that this margin range for resellers is primarily the result of buying poorly, with resellers quickly becoming dependent upon a certain few suppliers with whom they become acquainted and primarily do business with. In the end, the result is that the VARs become less competitive. Thus there remains a great need to provide a mechanism to source product more easily (more quickly and efficiently), and more widely (from a greater number of sellers), in order to enable resellers to increase their margins. This information is supported by a report published in the Business Economics, Jan, 1998 by Martin Fleming, which estimates annual channel sales in America to reach $461 Billion in 2005.

     The market targeted for the MSO business opportunity, specifically, small- and medium-sized Value Added Resellers, represents thirty-five percent (35%) of the total purchasing power in the North American computer industry. This was confirmed by the Company's test marketing exercises addressed in detail in
Section 3(d) below under "marketing". In dollar volume, and again according to the management study, this group encompasses over 300,000 VARs and consultants, representing over $300 Billion in potential purchasing power. The survey was conducted in house by calling 7,500 VAR's accross Canada and extrapolating the data received by multiplying the average results by the number of estimated VAR companies accross Canada and the United States of America. The data sampling was considered to be large enough and was conducted by our Chief Technical Officer, Paul Lomack, who has expertise in such demographical research. These figures may be have a margin of error for the estimation of US VAR sales as no sampling of U.S. VAR data was collected. Reported average sales of those sampled were $1,700,000 Canadian Dollars producing the total estimated sales in the United States and Canada as being over $300 Billion.

     Geographically, the Company's principal executive offices are in Ontario, Canada. Initially, the MSO Web Site has initially been providing services to Canadian VARs and consultants, with products being accepted for listing on the site primarily but not exclusively from Canadian distributors and manufacturers. Of course, because of the nature of the World Wide Web, almost any site in the world is accessible from almost any other site in the world. Thus, the MSO Web Site itself is accessible from almost everywhere on the Web, and in that the Company's services are available globally in an "intangible geographic" sense even while physically headquartered in Canada. Currently, however, the manufacturers, distributors, and VARs are primarily located physically in Canada. Again, the Company expects to implement U.S. pricing search capability following completion of the Offering. The company has established a presence in Florida and expects to move most of its operations there effective September 1st 2004.

     After a free trial-offer period (an integral part of the Company's marketing strategy, discussed below), each reseller who maintains its membership with MSO will be assessed a monthly fee of Fifty dollars ($50). Advertising rates are standardized, and all e-services will be available with annual contracts at a substantial discount to current market rates. Most e-services will also be offered on a trial basis, and once subscribed to, monthly billing is then scheduled.

     There are currently three other major web sites offering computer-sourcing services. Management believes those sites are not directly competitive, not only because they target brokers and dealers for the opposite end of the VAR size spectrum (namely, large-volume purchasers), but also because the sites are limited in the services they make available, and do not post compiled database information. By contrast to the MSO site, which conducts extensive research on vendors and updates those vendors' pricing continuously, vendors on these competing sites are permitted to post anything they desire.

     For computer resellers, declining margins, the growing voice mail problem of keeping callers on hold for far too long (or not letting callers through at all), and the lack of sales support services has created the need for a Microsourceonline.com to fill a void not being filled by other companies. The services to be offered through the MSO Web Site will significantly reduce the VAR's costs of goods sold and the time required to purchase these goods by providing focused on-demand pricing and availability of those products about which a VAR is interested. With reliability being a key issue, these services will also reduce the risks to VARs and consultants of purchasing from new companies by strictly qualifying the ability of those companies to distribute product.

     MSO's management has extensive industry experience in the computer retail, computer consulting, and computer distribution business sectors with which to capitalize on this opportunity. The MSO team recognizes an opportunity in building an international B2B Community: As computer VARs seek out new ways to improve their bottom line, MSO will provide them with an internet delivery mechanism to replace their existing low margin revenue opportunities with higher margin revenue opportunities made available to them through the use of the Web Site's search engine while significantly improving the level of price sampling from current procurement methods. Replacing the use of conventional telephones for sourcing product will be the most significant factor in this increase in price sampling data. The Company's founder personally conducted a study while operating previously as a computer industry VAR. The results were gathered over a one-year period, utilizing a precursor to MSO's XPERT procurement technique to establish price as opposed to using "the top three vendor sourcing" method currently used by most VARs. The study demonstrated that a VAR could consistently reduce its current cost of goods by up to Eighteen Percent (18%) using a search system such as MSO's EXPERT. Although the study was conducted by one VAR, and may not represent a true indication of savings of the majority of VARs, the Company believes the results will prove generally applicable to most similarly sized and situated VARs.

     The Company will act as an online broker and consultant to advance the exchange of goods in the reseller industry. There are no companies providing this type of solution. Fees charged for services rendered through the MSO Web Site will depend greatly on the type of service used and the volume of transactions from specific customers. MSO will make money by charging a commission to market a new product or concept into the distribution channel.

     The Company's main online competition will come from CNET, Globalsources, and eBay, all of which companies have a foothold in the U.S. reseller market, but none of which cater exclusively to the small value added reseller.

     CNET (NASDAQ: CNET) is an extremely large web-based business with a market CAP of $1,171,692,380 as of August 31, 2004 and a Earnings Per Share as August 31, 2004 of Two cents ($.02). CNET entered into the wholesale market offering information services to VARs in order to help them source products from distributors, but does not focus on this service. However, CNET has innovative products, and is the Company's greatest potential competitor.

     Globalsources (NASDAQ: GSOL) is a global sourcing site for resellers around the world. Globalsource had a market CAP of $194,267,920 and Earnings Per Share of Fourty-Four ($0.44) as of August 31, 2004. GSOL offers an assortment of product lines ranging from ceramics to computers. Globalsources competes against MSO by offering wholesale all types of products to thousands of resellers globally. GSOL does not focus on one type of product or any particular computer equipment.

     EBay (NASDAQ: EBAY) is an online auction site selling nearly everything under the sun. In the computer realm, eBay caters primarily to end-users, and has no particular focus on resellers and their products. EBay had a market cap of $56,072,808,000 and Earnings Per Share of Ninety Six cents ($0.96) as of August 31, 2004. MSO has posted liquidation product for auction on the eBay website, and uses eBay's services for the auction component of MSO's revenue model.

     The Company believes it can and will effectively compete against these companies provided the Company focuses on providing services that bring MSO's target market into its marketing reach. MSO intends to establish marketing partnerships with key distributors to make it difficult for "copycat" sites to make similar alliances. Competition is expected to be on price and service. MSO believes that it can effectively compete on the service level and intends to compete mostly on this level. MSO is currently in exploratory discussions with Manulife Financial in order to determine if such products can be made available to MSO VAR members. By creating such relationships

     MSO plans to charge a flat fee for listing membership and a 0.75% to 2.00% Commission on all transactions that occur through the site. By comparison, eBay charges Two Dollars Twenty-five Cents ($2.25) per product listed plus a commission on the sale, and does not offer email broadcasting. For its part, GSOL does not broadcast email at all, at this time. See exhibit 14 for MSO's advertising matrix.


     (d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.


Marketing Strategy
------------------

     We will continue the marketing strategy with which it commenced providing services to VARs and consultants located in Canada. VARs will be contacted by telephone via the MSO Call Center using the Company's extensive proprietary database of VAR and consultant contact information. VARs and consultants will be informed of the various services offered through the MSO site, in particular that the Company has compiled information about the suppliers approved to offer products through the site including the suppliers' product lines and pricing schedules, allowing resellers the obvious advantage of being able to quickly and easily comparison-shop for exactly the product desired. Although the initial focus at this point is Canada, the Company intends to pursue the United States market, and is currently compiling a U.S. reseller database. The company has over 400 U.S. VAR members on it's site through internet marketing.

     Specifically, MSO will deploy telemarketing to solicit new customers. Telemarketers undergo education that addresses the types and advantages of each product being offered through the site, as well as proper telephone etiquette. These employees will be randomly monitored to ensure that they have and use proper techniques and are conducting themselves at all times in a professional manner, including honoring "do-not-call" requests.

     Generally, we will be promoting Microsourceonline aggressively. Following the completion of a successful IPO, MSO will commence advertising in print in computer magazines and journals targeting the reseller market. The Company plans to attend conventions such as Comdex and CeBit, the world's most prominent computer shows. Microsourceonline.com is in the process of securing listings with the most popular search engines, such as Yahoo!, Lycos, and Google. Finally, email broadcasts are being sent to potential members detailing the site's unique features and services, and inviting registration for a free trial site membership.

     Free trial memberships to utilize the MSO Web Site's services will be offered for a period of ninety (90) days to ensure that the potential VAR member frequents the site and has sufficient opportunity to explore the array of services offered. Thereafter, Preferred Membership will be sold at $50 a month. Those reluctant to pay for membership services beyond the trial date will be reminded of the additional and continuing benefits of Preferred Membership. The Company will also sponsor giveaways and other draw-based promotions to add incentive to potential and trial members to continue using the site. With an aggressive email and advertising campaign combined with the many value-added services described above, the Company believes that it will exceed Two Thousand Five Hundred (2,500) active Preferred Members in Canada by the end of July 2005. The company currently does not have any Preffered Members at this time.


Beta Testing
------------

     MSO conducted a beta test of its marketing program from July through August 2000. The purpose of this test was to validate empirical and non-empirical data collected from the new computer distribution market analysis already performed.

     The beta test consisted of four (4) designated MSO sales personnel conducting, over a four (4) week period, a survey study that probed distributor acceptance of both the concept of the MSO Web Site, and the attractiveness of its proposed offered services. Over Ten Thousand (10,000) VARs were contacted, and some Seventy-five Hundred (7,500) participated in responding to specific sample studies and surveys. Over Ninety-two Hundred (9,200) Resellers signed onto MSO to utilize the Web Site. Each participating Reseller was asked specific questions about its own distinct operations, sales analysis, and product typically sold. This yielded a satisfyingly broad analysis of what products are gaining greater market acceptance. Resellers were also invited to subscribe to the MSO email bulletin, and were then given their exclusive sign-on "user id" and password to start utilizing the site upon its launch. (All email broadcasts always have a direct link to the Microsourceonline.com Web Site to place orders.) As the data is approximately four years old, the company expects to update this information through the use of survey tools in order to keep this information up to date.

     Management believes the beta test was extremely successful. With over a Ninety Percent (90%) sign-on, the test demonstrated widespread demand for the services offered over the Web Site, with little or no competition for MSO's site in the market place. It's also key to point out that the site has aquired a total of 375 new members entirely from word of mouth or internet searching in the in the 12 month period ending August 31, 2004.

Additional Revenue Sources
--------------------------

     Transactional  revenues. MSO has designed an EDI system in conjunction with
     ------------------------
Pricebridge.com Inc. to provide an "EDI Bridge", a direct EDI connection and an email ordering system to connect MSO's distributors to MSO's VARs. By creating an online transactional system, MSO plans to earn commissions of between three quarters Percent (0.75%) to Two Percent (2%) on all VAR purchases. Since some of MSO's distributors are not sophisticated enough in their accounting systems to allow for an EDI Bridge, MSO has designed an email order delivery system with third party verification in order to span this gap. All distributors who wish to use this automated ordering system will pay a transactional fee to MSO. The company has not secured any EDI contracts with any VAR's or Distributors at this time.

     Web Hosting  revenues.  MSO has recently  deployed its web hosting services
     ----------------------
module at www.msowebhosting.com Resellers are able to sell web hosting services to their client through MSO webhosting at $20 CAD per month earning a residual commission of $8 per month per client for hosting.

     Leasing revenues.  MSO has a signed agreement with Alliance Finance Inc. to
     -----------------
create a "white labeled leasing product" for MSO VARs. This product is named "MSO Finance." VARs will be able to use "MSO Finance" to finance small business and consumer leases with online credit adjudication. Through this interface across a secured back end, VARs will be able to receive near-instant credit adjudication for leases at some of the lowest rates in the country. Alliance Finance Inc. has agreed to pay MSO a commission on the total lease amount in the amount of 2% of the lease value.

     Affinity  programs.  MSO has signed a deal with Hertz rental car to provide
     -------------------
MSO's members with discounted car rental services from Hertz. MSO will earn an undisclosed amount of revenues from its members' car rentals, while those members receive a Ten Percent (10%) discount off of Hertz' already low prices. MSO intends to create more of these affinity programs to create savings for its users while earning revenues from its affinity partners. Hertz pays MSO 2% of the total recorded leases.

     With an adequate budget, management expects to realize revenues from the affinity programs within three months of inception, and revenues on the transactional system within six months, with profitability following shortly thereafter. This is contingent on recieving significant proceeds from this offering.

     MSO has no customers accounting for more than twenty percent (20%) of its sales, due to the vast number of suppliers and VARs, and does not anticipate having any in the near future.

     MSO has had product-posting understandings with major computer distributors. Contracts are fee-for-service- and/or performance-based. MSO has an advanced data entry system that allows for batch inputting of product in high quantities (100,000 line items or more).


     (e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

          As of 5/31/04:  $4,246               As of 5/31/03:   $0.00
          -----------------------              ----------------------
              (a recent date)                    (one year earlier)


     Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

     On May 31, 2003, the Company had incorporated three years before, and while work was underway on designing the Microsourceonline.com Web Site, site launch was still in the future. Thus, on that date, the Company had $0.00 backlog of written firm orders for its services or for products marketed over the Web Site. Prior to the launch of the MSO Web Site in June 2001 and commencement of substantially full site operations, the Company spent the bulk of its resources of initial capital, some Four Hundred Eighty Five thousand nine hundred fourty-seven dollars ($485,947), on Web Site and marketing plan development requirements. With the commencement of operations, the Company slowly begun to accumulate orders for new business, totaling Nine Thousand Dollars ($9,000) set forth as of May 31st 2002. A typical order has not been determined at this time. Orders are presently varying in size from $150 to $950. The Company is still developing its transactional based system during this time. The Company decided to focus its attention on fund raising and infrastructure in order to roll out its business plan.The company is currently generating revenues from webhosting services and voice over internet sales and has approximately 200 active paying clients to date generating an income of approximately $4,000 per month.

     As for seasonality, summertime tends to be the slowest season in the computer industry, as consumers spend more time out of doors. By contrast, fall tends to be the prime time for selling as those consumers return to work and school. The Company anticipates its revenue stream will track this long-established seasonal pattern for the computer industry generally.


     (f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

     As of August 31, 2004, the Company had six (6) full-time and one (1) part-time employees. This consists of 4 management staff, 1 administration, one sales, and one technical employee. Key employees are discussed in detail in Sections 29 and following, below. Assuming a successful Offering, MSO expects to hire twelve (12) additional employees during the next twelve (12) months.

     All employees are either part of the technical development team, management team, sales/customer service team, public relations, or the administrative team. All required employees are non-union, and thus not subject to collective bargaining agreements. The Company believes that its relations with its employees are good to excellent.

     The benefits presently under negotiation to be made available by the Company to its current employees, and which MSO expects to continue offering to new hires, will include a top-end medical, dental, disability, life insurance, and profit sharing.


     (g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     Presently, the Company does not own any real property. MSO's principal service operations center and executive offices are located in approximately Twenty-five Hundred (2,500) square feet of office space in the City of

Mississauga, Province of Ontario, Canada. This office space is leased on a month to month basis at a monthly rent of Five Thousand Dollars ($5,000). The Company has an option to extend this lease for a longer duration at approximately Five Thousand Dollars ($5,000) per month. Management believes that the Company's current facilities are adequate for its needs through the next twelve (12) months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. It is anticipated that the company will shift its operational headquarters to Florida, USA upon completion of its anticipated IPO. We are currently negotiating for the lease of a small startup office in the Clearwater, Florida area. We expect to have a permanent presence by the Winter of 2004. The company currently has a presence in Palm Harbour FL, the home office of the corporations CEO. The company will operate from home based offices with it's main office located in Palm Harbor, Florida effective September 1st 2004. With the executive office agreement in place for Mississauga the company can extend it's liscence of the space and increase it's total space, or decrease it's space on a month to month basis, subject to space being available. As most of the companies operations are virtual in nature, the principal office location is not of major concern to the companies operations.


     (h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

     We are currently developing proprietary software technology for facilitating the merchandising of computer products with which to enhance its Web Site. The current services offered through the Web Site include specialized know-how and an in-house-developed, proprietary database of VARs and consultants not available from any other source. MSO does not presently license any of the technologies utilized in the expansion or operation of the Web Site, and does not presently foresee a need to seek any such licenses in the future. The Company has spent approximately One Million Six Hundred Thousand Dollars ($1,600,000) in Web Site development, fund raising costs and market testing over the last two year, representing approximately One Hundred Percent (100%) of MSO'stotal initial capital allocated to costs. This current year (FYE 2005), such expenditures are estimated to amount to approximately Four Million Three Hundred Fifty-nine Thousand Thirty Dollars ($4,359,030) The company has not taken steps to patent any of its technology and is protecting such information within secure servers. Management believes that the best protection of this technology is through secrecy as apposed to a patent stratedgy.

     All VARs that sign on to the MSO Web Site will "opt in" to receive emails from MSO and its business partners. The Targeted E-mail Broadcast (TEB) system, will allow MSO to send out targeted email aimed at over 16 statistics gathered from most of its VARs. For example, a distributor can pick a broadcast to go out to all VARs located in a particular area, with a specific amount of employees, and an identified reseller authorization containing a particular ratio on service versus hardware sales.


     (i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

     MSO's primary business existence (its Web Site and the services provided through it) is electronic, not corporeal, rendered entirely over the Internet. In conducting its operations, the Company adheres to the standards of proper internet conduct and etiquette, including, without limitation, the use of "opted-in" lists when deploying email services (with services marketed exclusively to those who affirmatively request being contacted). The Company otherwise has no such restrictions besides the various regulations of commerce as dictated by each jurisdiction.

     (j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     The Company currently owns a subsidiary XAS Group Inc. (XAS) operating as XAS Telecom an Ontario Corporation. MSO currently owns 100% of the outstanding shares of XAS Group Inc. XAS offers flat rate long distance products to clients in the province of Ontario using voice over internet technology. Incorporated in March of 2004, XAS currently has approximately 200 clients using their services. The companies financial statements included in this filing are consolidated to include XAS Group Inc.


     (k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

     The Company was incorporated under Delaware law on June 5, 2000. Construction of the Web Site commenced, and the site was opened with its initial services functional on June 5, 2001. The company formed XAS Group Inc. as a wholly owned subsidiary on March 26th 2004. There are no pending or anticipated mergers, acquisitions, spin-offs, or recapitalizations involving the Company. MSO has undergone no stock splits, stock dividends, or recapitalizations in anticipation of this Offering, and does not anticipate any in the near future.


4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

                                                                         Date or number of months
                                      Expected  manner  of  occurrence   after receipt of proceeds
Event or Milestone                    or method of achievement           when should be accomplished
------------------------------------  ---------------------------------  ---------------------------
(1)  Complete US database             In house by hiring 10 man          6 months
                                      telemarketing team.

(2)  Acquire full scale Management    In house by using head hunting     3 months
                                      agencies to secure management.

(3)  Install new Web server platform  Outsourced through ISP             3 months

(4)  Acquire Strategic Value          In talks with several contenders   3 months
     Partnerships. For example        Such as Integrated Mar. and
     Partnerships that can provide    Manulife Financial.
     services to VAR's that can
     generate revenues for MSO.

(5)  Add EDI deployment               Outsourced through                 6-9 months
                                      Price-bridge.com Inc.

(6)  Meet sales forecast              In house by hiring sales           6 months
                                      Team of 6 staff.

(7)  Acquire 25,000 US VPP            To be solicitated by sales staff   12 months
       Members
(8)  Meet Phase II development        In house- by direct marketing      12 months
       forecast

     (b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

     Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

     The consequences to the Company of delays in achieving milestone 1 is material as the value of the company will be based on the size of it's VAR memberships. The U.S. represents about 85% of the total VAR's in the market and could impact revenues by upwards of 85% if we are unable to aquire them. By not achieving milestone 2, the company will have a serious lack of managment staff to scall out operations. As a result the company may not be able to achieve its sales targets and may operate at a loss for a longer period of time. Milestone 3 is easily achievable as many ISP's offer this type of service and it's more a function of cost as apposed to implementation. Not achieving milestone 4 is not as material as the other milestones. Obvious brand recognition of high profile partners will benifit MSO and by not developing such partnerships, MSO will not be able to have as much brand recognition as it would like. Any delays associated with Milestone 5 will severly impact the companies abilities to earn revenues through transactional based processes. These delays will severly impact the companies bottom line. Not being able to meet milestone 6 will impact the companies ability to become profitable. Any delays or shortfalls in sales obviously hurt the company. If it is severe enough, the company may be effect the overall liquidity of the companies securities. A delay in meeting milestone 7 is not material in regards to the companies operating costs or liquidity. Any delays associated with Milestone 8 will directly impact the company timelines for product roll out and will negatively affect the company cash flow.

     By contrast, delays in accomplishing milestones (3) and (8) will not be serious. With regard to milestone (3), this is because the current MSO platform is stable and able to handle ten (10) times MSO's current "HIT" rate. Similarly, regarding milestone (8), meeting the Phase II development forecast may be redundant with successful integration of stage (5).


                             OFFERING PRICE FACTORS
                             ----------------------

     If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

               Total  ($894,238)        ($0.10 per share)


6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

     The Company did not realize net profits in its last fiscal year ending May 31st 2004.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

               $27,305                       0.003 per share

     As of May 31st, 2004, the Company had a net tangible book value of Twenty Seven Thousand Three Hundred and Five Dollars, or approximately three thousands of a dollar per share of Common Stock.

     If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

     The Offering price per share is based on the projected future performance of the Company. The expected performance and future anticipated earningsof the Company are the basis for the valuation upon Offering. It is expected that post-Offering, the net tangible assets of the Company will be One Dollar ($1.00) per share, in the event of a sale of the maximum number of Shares offered. The company also feels that the value is justified based on the market capitalization of its competitor Global Sources NASDAQ NM GSOL and the fact that the company has raised over $2,400,000 Canadian through private placements of the stock at $6.00 CAD per share to accredited investors over the twenty two months.

     Dilution:  Investors  participating  in this Offering will incur immediate,
     --------
substantial dilution. Without taking into account any other changes in the net tangible book value after May 31, 2004, other than to give effect to the receipt by the Company of the net proceeds from the sale of the Shares of Common Stock offered by the Company hereby at an assumed initial public Offering price of Six Dollars ($6.00) per share, and without deducting discounts and estimated Offering expenses, the pro forma net tangible book value of the Company as of the close of this offering is projected to be Nine Million Dollars ($9,000,000), eighty-eight cents ($0.88) per share. This represents an immediate increase in net tangible book value of Eighty-eight cents ($0.88) per Share to existing stockholders, and an immediate dilution in net tangible book value of Five Dollars and Twelve cents ($5.12) per share to purchasers of Common Stock in the Offering. This is illustrated in the following table:

     Maximum number of shares being sold.

     Assumed initial public offering price per share              $ 6.00
     Pro forma net tangible book value per share as of
     the close of the offering.                                   $ 0.88
     Increase per share attributable to new investors             $ 0.88
     Dilution per share to new investors                          $ 5.12


     Minimum number of shares being sold.

     Assumed initial public offering price per share              $ 6.00
     Pro forma net tangible book value per share as of
     the close of the offering.                                   $ 0.04
     Increase per share attributable to new investors             $ 0.04
     Dilution per share to new investors                          $ 5.96


     (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

     The only issuances of the Company's securities since its incorporation were the private issuances of shares of its Common Stock, for the consideration specified, as forth on the following page:

     Note: (I) Represents Investor, and $6.00 Cad is approximately $4.50 U.S. Dollars.

Name Issued To:                Shares  Type  Issue Date  Paid Amount
                                        (I)              per share
                                                         in Cash
-------------------------      ------- ----  ----------  -----------
Hon Wing Kam                       500   I    7/29/2003   $6.00 Cad
Nelson Gutta                      1000   I    7/29/2003   $6.00 Cad
Wally Speckert                    1000   I    7/29/2003   $6.00 Cad
Sean Rodrigue                      800   I    7/29/2003   $6.00 Cad
Trung Tran                        1000   I    7/29/2003   $6.00 Cad
S Grant Hall                       500   I    7/29/2003   $6.00 Cad
Paul Di Mora                       200   I    7/29/2003   $6.00 Cad
William Bill Mount                 200   I    7/29/2003   $6.00 Cad
Fred Ng                          10000   I    7/29/2003   $6.00 Cad
Sumit Bhatia                       200   I    7/29/2003   $6.00 Cad
Pino Di Stefano                    500   I    7/29/2003   $6.00 Cad
Michael Rasenberg                  300   I    7/29/2003   $6.00 Cad
Suzanne Tremblay                  4800   I    7/29/2003   $6.00 Cad
Robert Freitas                    1000   I    7/29/2003   $6.00 Cad
Sam Lombardo                       200   I    7/29/2003   $6.00 Cad
Christopher Gilbert Bowes          200   I    7/29/2003   $6.00 Cad
Emanuel Mba                       1000   I    8/29/2003   $6.00 Cad
Wes Durie                         3000   I    8/29/2003   $6.00 Cad
Sandra Baker                      1000   I    8/29/2003   $6.00 Cad
Stan Lazarski                     1000   I    8/29/2003   $6.00 Cad
Leslie A Potter                    300   I    8/29/2003   $6.00 Cad
Michael R Dube                     200   I    8/29/2003   $6.00 Cad
Spectrum International            4000   I    8/29/2003   $6.00 Cad
Tom Stefopulos                    3000   I    8/29/2003   $6.00 Cad
William Eldon                      200   I    8/29/2003   $6.00 Cad
Curt Gotthartsleitner              200   I    8/29/2003   $6.00 Cad
Brian Blakeley                    3000   I    8/29/2003   $6.00 Cad
Emanuel Mba                       1000   I    8/29/2003   $6.00 Cad
Bhowani P Hiraman                  200   I    8/29/2003   $6.00 Cad
Don M Thuillard                    200   I    8/29/2003   $6.00 Cad
Bradley N Hutchinson               200   I     9/9/2003   $6.00 Cad
Thomas CHodgins                    300   I     9/9/2003   $6.00 Cad
Marwan M Farah                     200   I     9/9/2003   $6.00 Cad
Nelson Gutta                      1000   I     9/9/2003   $6.00 Cad
Lubomir Missov                     200   I     9/9/2003   $6.00 Cad
Pino Di Stefano                   1000   I     9/9/2003   $6.00 Cad

Jan F Pilat                        500   I     9/9/2003   $6.00 Cad
Minh Tathanhlong                  1000   I     9/9/2003   $6.00 Cad
Julie M Vanni                      200   I     9/9/2003   $6.00 Cad
Suzanne Tremblay                  5000   I     9/9/2003   $6.00 Cad
Michael K Wright                  1000   I     9/9/2003   $6.00 Cad
Trung Tran                        1000   I     9/9/2003   $6.00 Cad
Kim L Reilly                       200   I     9/9/2003   $6.00 Cad
Wes Durie                         5000   I     9/9/2003   $6.00 Cad
Todd Warren Rowe                   500   I     9/9/2003   $6.00 Cad
William Bill Mount                 200   I   10/16/2003   $6.00 Cad
Paul Di Mora                       800   I   10/16/2003   $6.00 Cad
Six and Eight Trading Co Ltd     10000   I   10/16/2003   $6.00 Cad
Sandra Baker                      4000   I   10/16/2003   $6.00 Cad
Curt Gotthartsleitner             1800   I   10/16/2003   $6.00 Cad
Chris J E Lund                     350   I   10/16/2003   $6.00 Cad
William Eldon                     1300   I   10/16/2003   $6.00 Cad
Michael K Wright                  4000   I   10/16/2003   $6.00 Cad
Julie M Vanni                      200   I   10/16/2003   $6.00 Cad
Pino Di Stefano                   2000   I   10/16/2003   $6.00 Cad
Joseph Portelli                    200   I   10/16/2003   $6.00 Cad
John Van Dommelen                  500   I   10/31/2003   $6.00 Cad
Suzanne Tremblay                  4000   I   10/31/2003   $6.00 Cad
S. Grant Hall                      500   I   10/31/2003   $6.00 Cad
Leo Klein                         1000   I   10/31/2003   $6.00 Cad
Micheal Marino                     500   I   10/31/2003   $6.00 Cad
Wally Speckert                    3000   I   11/07/2003   $6.00 Cad
Trung Tran                        1000   I   11/11/2003   $6.00 Cad
Nicole Cyr                        1000   I   11/11/2003   $6.00 Cad
Brian Blakeley                    3350   I   11/11/2003   $6.00 Cad
King John Won                      300   I   11/11/2003   $6.00 Cad
David Pettigrew                   1000   I   11/14/2003   $6.00 Cad
Deborah Haight                     800   I   11/14/2003   $6.00 Cad
Ken Frost                         1000   I   11/20/2003   $6.00 Cad
Six And Eight Trading Co. Ltd.   10000   I   11/20/2003   $6.00 Cad
Kevin Drensek                     2000   I   11/20/2003   $6.00 Cad
Jan Pilat                         1000   I   11/28/2003   $6.00 Cad
Robert Michael  Jones              200   I   11/28/2003   $6.00 Cad
Jack Vanderweg                    2000   I   12/03/2003   $6.00 Cad
Lary White                        1000   I   12/03/2003   $6.00 Cad
Wes Durie                         2000   I   12/03/2003   $6.00 Cad
Don M. Thuillard                   800   I   12/12/2003   $6.00 Cad
Thomas C. Hodgins                 2700   I   12/12/2003   $6.00 Cad
Curt Gotthartsleitner             3000   I   12/12/2003   $6.00 Cad
Keith Spencer                     2000   I   12/12/2003   $6.00 Cad
Suzanne Tremblay                  1000   I   12/16/2003   $6.00 Cad
Wally Speckert                    1000   I   01/08/2003   $6.00 Cad
Deborah Haight                    5000   I   01/16/2004   $6.00 Cad
Nicole Cyr                        1000   I   01/16/2004   $6.00 Cad
Leslie A. Potter                   300   I   01/16/2004   $6.00 Cad
Terry Jakobi                      2000   I   01/23/2004   $6.00 Cad
Keith Spencer                     1000   I   01/23/2004   $6.00 Cad
Trung Tran                        1000   I   01/30/2004   $6.00 Cad
Todd Warren Rowe                   500   I   01/30/2004   $6.00 Cad
Minh Tathanhlong                   500   I   01/30/2004   $6.00 Cad
Ronol Investments Inc.            5000   I   02/06/2004   $6.00 Cad

Pino Di Stefano                   1000   I   02/06/2004   $6.00 Cad
Deborah Haight                    1700   I   02/13/2004   $6.00 Cad
Six And Eight Trading Co. Ltd.   10000   I   02/13/2004   $6.00 Cad
Thomas C. Hodgins                 1000   I   02/25/2004   $6.00 Cad
Curt Gotthartsleitner             5000   I   02/27/2004   $6.00 Cad
Michael K. Wright                 5000   I   02/27/2004   $6.00 Cad
Dr. Amrit Saini                    200   I   03/12/2004   $6.00 Cad
Deborah Haight                    2500   I   01/23/2004   $6.00 Cad
Pino Di Stefano                   1000   I   03/26/2004   $6.00 Cad
Wes Durie                         3000   I   03/26/2004   $6.00 Cad
Paul Lomack                       1000   I   03/26/2004   $6.00 Cad
Charlie Nelson                     200   I   04/07/2004   $6.00 Cad
Thomas C. Hodgins                 3700   I   04/14/2004   $6.00 Cad
Deborah Haight                    2500   I   04/14/2004   $6.00 Cad
Jan F. Pilat                      1000   I   04/19/2004   $6.00 Cad
Nelson Gutta                      2000   I   04/19/2004   $6.00 Cad
Trung Tran                        1000   I   04/23/2004   $6.00 Cad
Deborah Haight                    2500   I   05/06/2004   $6.00 Cad
Doina Benea                        200   I   05/11/2004   $6.00 Cad
Suzanne Tremblay                   500   I   05/11/2004   $6.00 Cad
Mark Schwartz                      200   I   05/19/2004   $6.00 Cad
Stan Lazarski                     1000   I   05/19/2004   $6.00 Cad
Michael K. Wright                 5000   I   05/19/2004   $6.00 Cad
"Six And Eight Trading Co. Ltd.   2000   I   06/04/2004   $6.00 Cad
Thomas C. Hodgins                 5000   I   06/04/2004   $6.00 Cad
Jan F. Pilat                      1000   I   06/04/2004   $6.00 Cad
Doina Benea                        400   I   07/13/2004   $6.00 Cad
Trung Tran                        1000   I   07/13/2004   $6.00 Cad

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

          If the maximum is sold:     16.1 %

          If the minimum is sold:      1.0 %


     (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

          If the maximum is sold:   $ 63,970,608

          If the minimum is sold:   $ 54,570,612

     These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:

          None (no such securities exist).

     (For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

     Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

                                 USE OF PROCEEDS
                                 ---------------

9. (a) The following table sets forth the use of the proceeds from this offering:

                                                If Minimum Shares Sold   If Maximum Shares Sold
                                                ----------------------   ----------------------
                                                      $600,000                $9,999,996

Total Proceeds                                            100%                      100%
--------------
Less:  Offering Expenses
------------------------
     Commissions (and expenses) & Finders Fees          60,000                 1,000,000

     Legal & Accounting                                175,000                   175,000

     Copying & Advertising                              20,000                    20,000

     Other (Specify):  Taxes,                           38,000                    38,000
       insurance, filing fees

Net Proceeds from Offering                             307,000                 8,767,000

Use of Net Proceeds:
--------------------
     Office set-up                                      10,000                   100,000

     Computers                                          75,000                   910,000

     Legal and other professional                       20,000                   450,000
       fees (non-operating costs)

     Technology development                             20,000                 1,000,000

     Further development of Web Site                    20,000                 1,000,000

     Web Server                                         40,000                   500,000

     Phone System                                       20,000                   500,000

     Wages - Set up                                     10,000                 2,000,000

     Network installations                              10,000                   500,000

     Internet Bandwidth                                 15,000                   500,000

     Misc. expenditures                                  5,000                     7,000

Total Use of Net Proceeds by Category:
--------------------------------------
     Hardware                                           45,000                 1,000,000

     Technology Development                              7,000                   200,000

     Infrastructure and staff                           10,000                    50,000

     Software                                           10,000                    50,000

Total Use of Net Proceeds                             $307,000                $8,767,000

     (b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

     Not applicable. There is a minimum amount of proceeds that must be raised, namely, Six Hundred Thousand Dollars ($600,000).

     Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.


10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

     The company has completed a raise in the form of private placements in the Province of Ontario. All fund raising activities were done directly by the Company and are on the Company's best efforts. The company raised about $2,400,000 Canadian Dollars or about $1,800,000 All shares are restricted under rule 144 of the Securities Act of 1933 and their offer and sale are restricted to residents of Ontario, Canada.


     (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

     Some of the proceeds realized by the Company from the Offering may be used to pay for previous outstanding legal and accounting bills associated with the Offering. This amount is reflected in the legal costs in Schedule 9(a) "Use of Proceeds", above and will be paid out of the ESCROW of funds.


     (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

     There are no material amounts of proceeds from the Offering that are to be used to acquire assets outside of the ordinary course of the Company's business.


     (d)  If any amount of the proceeds is to be used to reimburse  any officer,
director,   employee  or  stockholder  for  services  already  rendered,  assets previously transferred, or monies loaned or advanced, or otherwise, explain:

     There is $210,453 due to Officers as a contingent liability. The officers have agreed not to take this pay until the company has established a cash reserve of a minimum of $1,000,000. Once this reserve is met, the contingent liability may be paid out. In the event the company raises over $1,000,000 by way of this offering, $210,453 of the proceeds will be used to pay out officer backwages.


11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. The company is not currently having a cash flow or liquidity problem. It has sufficient revenues and cash to continue its exisiting level of operations for the next twelve month period.

     The Company is not in default or breach of any note, loan, lease, or other indebtedness or financing arrangement. No significant amount of MSO's trade payables has been paid late. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations.


12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

     The principal purposes of the Offering are to raise funds for working capital and general corporate purposes. To management's best estimation, if the maximum proceeds are received, the Company anticipates having no further cash requirements for the next twelve (12) months. However, if less than the maximum proceeds are received, the Company will continue development of the Microsourceonline.com Web Site and its features and services, a project which is already underway, but the completion of this project will likely be delayed to a lesser or greater degree depending upon how much less the maximum proceeds are actually received by the Company. If the Company sells the minimum allotted for this offering, the Company will be able to survive for a 12 month period.

     Assuming that the maximum number of Shares are sold, the net proceeds to the Company from the sale of the Shares in this Offering are estimated to be Nine Million Nine Hundred Ninety-nine Thousand Nine Hundred Ninety-six Dollars ($9,999,996), less any discounts, commissions, and Offering expenses payable by the Company.

     None of the net Offering proceeds will be payable to promoters, management, principal shareholders, or their affiliates.


                                 CAPITALIZATION
                                 --------------

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom (please also see Financial Statements attached hereto):

                                            As of     If Minimum      Adjusted
                                          5/31/04    Shares Sold     Maximum
                                         ----------   -----------    ----------
Debt:
     Short-term debt (average interest     $Nil          $Nil         $Nil
       rate 2%)

     Long-term debt (contingent)           $Nil          $Nil         $Nil

     Total Accounts Payable               $56,482        $56,482       $56,482

Stockholders equity (deficit):            $27,305       $334,305    $8,794,305

Common stock - par or stated value        $88,945        $89,945      $105,611

Additional paid in capital             $2,088,761     $2,687,761   $12,072,091

Retained earnings (deficit)           $(2,150,401)   $(2,150,401)  $(2,150,401)

Total stockholders equity (deficit)       $27,305       $627,305   $10,027,301

Total Capitalization                      $27,305       $627,305   $10,027,301

     Number of preferred shares authorized to be outstanding:

     The Company has no authorized shares of preferred stock.

     Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: Zero (0) shares.

     Number of common shares authorized and stated value: 20,000,000 common shares at a stated value of 0.01 per share.


                            DESCRIPTION OF SECURITIES
                            -------------------------

     The only class of securities that the Company is authorized to issue is Common Stock. The Company is authorized to issue Twenty Million (20,000,000) common shares. These common shares have a par value of $0.01. Generally, holders of shares of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in the exercise of its discretion out of funds legally available therefor. In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of then-outstanding liabilities, if any. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.


14.  The securities being offered hereby are:
     [X]  Common Stock
     [_]  Preferred or Preference Stock
     [_]  Notes or Debentures
     [_]  Units of two or more types of securities composed of: ___________
     [_]  Other:___________________________________________________________


15.  These securities have:
          Yes    No
          [ ]   [X]  Cumulative voting rights
          [ ]   [X]  Other special voting rights
          [ ]   [X]  Preemptive rights to purchase in new issues of shares
          [ ]   [X]  Preference as to dividends or interest
          [ ]   [X]  Preference upon liquidation
          [ ]   [X]  Other special rights or preferences (specify): __________


16.  Are the securities convertible? [ ] Yes [X] No


17. (a) If securities are notes or other types of debt securities: Not applicable.

     (b)  Not applicable.


18.  If securities are Preference or Preferred stock: Not applicable.


19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

     There are no formal restrictions on dividends of any kind.


20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ -0-.

     Not applicable. Management contemplates no dividend payments in the next 12 months.

                              PLAN OF DISTRIBUTION
                              --------------------

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

     Franklin Ross Inc.
     6118 NW 62nd Ter, Parkland, Florida 33067
     Contact:  Mark Ross

     Tel: 866-400-ROSS (7677)


22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Prospectus. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

     None. In the event qualified finders are engaged, they will not be indemnified by the Company. The Underwriter is indemnified pursuant to the Underwriting Agreement attached as an Exhibit hereto. Compensation will be paid to Franklin Ross Inc. 8 1/2 percent of funds raised as commission and 1 1/2 percent of funds raised for expenses. Where permittable by law, the company will indemnify the selling agents against liabilites under securities law.


23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

     There are no material relationships between the selling agents or finders and the Company.

     Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.


24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

     Not applicable.


25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

     This Offering is not limited to any special group or number of individuals, nor is it subject to any other limitations.


26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

     The Company will establish an account segregated from Company operating funds with the offices of its counsel to be so held under its management until minimum proceeds are reached after which such funds and all offering proceeds shall be deposited within the Company's operating account. This is consistant with Section 15(c)(2)b-1 the money or other consideration received is promptly deposited in a separate bank account, as agent or trustee for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred, and then the funds are promptly transmitted or returned to the persons entitled thereto. The company will not be establishing an Escrow account with a bank acting as an Escrow agent, an no such arrangement has been made.

     (b) Date at which funds will be returned by the Company if minimum proceeds are not raised:

     Funds will be returned by the Company no later than three (3) days after a final determination that the minimum proceeds sought though this Offering will not be received.

     Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No


27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

     The Eight Million Nine Hundred Fourteen Thousand Four Hundred and fifty (8,914,450) shares of the Common Stock presently outstanding are deemed "restricted securities" under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Restricted shares may be sold in the public market only (a) if registered, or (b) if they qualify for an exemption from registration under Rules 144, 144(k), or 701 under the Securities Act. As a result of the provisions of Rules 144, 144(k), and 701, none of the Company's restricted shares will be available for immediate sale in the public market on the date of this Prospectus. Beginning ninety (90) days after the date of this Prospectus (i) some restricted shares will be available for immediate sale in the public market, in accordance with Rule 144(k), and (ii) some restricted shares will be available for sale in the public market in accordance with Rule 144 or Rule 701, subject to the volume and other resale limitations of Rule 144. The remainder of such restricted shares will be eligible for sale in the public market more than one hundred eighty (180) days after the date of this Prospectus.

     In general, under Rule 144, beginning approximately ninety (90) days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an "Affiliate" (as that term is defined in Rule
144), who has "beneficially owned" (as that term is also defined) his or her restricted securities for at least one year from the later of (i) the date such securities were acquired from the Company, or (ii) the date they were acquired from an Affiliate (whichever is the case), is entitled to sell, within any three
(3) month  period,  a number of such  shares that does not exceed the greater of
(iii) one percent (1%) of the then-outstanding shares of Common Stock (approximately 10,461,768 shares immediately after this Offering, assuming full subscription), or (iv) the average weekly trading volume in the Common Stock during the four (4) calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale, and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two (2) years has elapsed between the later of the date restricted securities were acquired
(v) from the Company, or (vi) from an Affiliate, a stockholder who is not an Affiliate of the Company at the time of sale, and has not been an Affiliate of the Company for at least three (3) months prior to the sale, is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

     Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of Shares or the availability of Shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of Shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers, and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock, and could impair the Company's ability to raise capital through an offering of its equity securities.

     Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely. The company has made an application to the NASDAQ Capital Markets for listing of it's securities in conjunction with this offering as a Small CAP listing. The exchange has reserved the symbol: MSRC for the company. The company can make no representations or warranties as to the acceptance of the companies application for listing on the NASDAQ Small Cap market and may have their application rejected.


                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS
                    ----------------------------------------

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

     The Company has never declared or paid any cash dividends on its capital stock, and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's operating results, financial condition, and capital requirements, the terms of then-existing indebtedness (if any), general business conditions, and such other factors as the Board of Directors deems relevant.


                    OFFICERS AND KEY PERSONNEL OF THE COMPANY
                    -----------------------------------------

     As of May 31, 2004, the Company had three (3) key employees, described below, all of whom are officers of MSO. Each officer is elected by and serves at the discretion of the Board of Directors.

     The Company believes that its relations with its employees are good.

     The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled managerial, sales, technical services, customer support, and service development personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating, results, or financial condition.

29.  President and Chief Financial Officer:

     Title:   President and Chief Financial Officer

     Name:    Jamie Lobo                     Age: 30

     Office Street Address:  2810 Matheson Boulevard East, Suite 200,
                             Mississauga, Ontario L4W 4X7

     Telephone No.:   (416) 848-0266

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Mr. Lobo has extensive experience raising lease capital during his prioremployment with CIT from 1997 to 2000. He specialized in lease products, and was the founder of Newstar Capital in June 2000,a fundraising company specializing in leases located in Toronto. Mr. Lobo currently acts as the president of Newstar. He also founded Blue Chip PC, a national personal computer manufacturer that sold computers to retail clients with the use of revolving credit products. Mr. Lobo is formerly the CFO of Innofone.com Inc for the year of 2002.OTCBB: INNF. CIT securedlending,leasing and factoring products including direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing, debtor-in-possession and turnaround financing, and acquisition and expansion financing. CIT's consumer finance business consists primarily of home equity lending originated largely through a network of brokers and correspondents. Mr. Jamie Lobo began his full time job responsibilities in January, 2003. And has been consulting for the company since inception. Mr. Lobo has been the CFO since February of 2002.

     Mr. Lobo's responsibilities will include managing ongoing cash and liquidity needs for loan fund and operating accounts and serving as primary, contact with banks and money managers; maintaining and updating database of investors in a revolving loan fund, including scheduled interest and principal payments; designing and coordinating accounting, billing and payment systems; managing annual audit preparation and serving as primary staff liaison with auditors; managing payroll and benefits administration, including working with an outside payroll company; hiring and supervising staff; developing and updating financial management and accounting manuals as needed.

     Education (degrees, schools, and dates): Mr. Lobo attended the University of Waterloo for Mechanical Engineering in 1994. He received a B.B.A in economics from York University in 1996.

     Also a Director of the Company   [X] Yes [ ] No

     Indicate amount of time to be spent on Company matters if less than full time: Mr. Lobo will be providing his services on a full-time basis.


30.  Chief Executive Officer:

     Title:   Chief Executive Officer

     Name:    Bruce B. Frankel               Age: 48

     Office Street Address:  #268 455 Alternate 195, Palm Harbour, Florida
                             34683

     Telephone No.:  (800) 441-6933

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Mr. Frankel assumed his current position with the Company in June of 2001 and has worked with and continues to work within that position on a full time basis. In 1989, Mr. Frankel completed ten years' service in banking, the last three as Senior Vice President of Lending at Life Savings Bank in Florida, where he had been responsible for overseeing all operations in the residential, commercial, consumer lending, loan servicing, and secondary market departments. That year, and continuing until joining the Company's management, Mr. Frankel founded and managed Frankel Travel Associates, Inc., a full-service travel business emphasizing service as a host agency for a national network of independent travel consultants, with current annual volume exceeding $5,000,000. In 1999 he established a master franchise for Bevinco Liquor Auditing Service, for the Caribbean territory, a business engaged in monitoring and evaluating liquor inventories for bars and restaurants utilizing a comprehensive auditing system throughout that region. From December 1999 through April 2001, Mr. Frankel was engaged as Director of Business Development for NetCruise.com, Inc., a publicly traded e-commerce travel company, and also participated in securing venture capital and managing outsourcing partnerships. He has also rendered services as a marketing consultant. Mr. Frankel has been the Chief Operating Officer since May of 2002 and has been working with the company on a consulting basis since August 2001. On October 21, 2002, Frankel Travel filed for relief under Section 7 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in the District of New Jersey. A first Meeting of Creditors was held on December 26, 2002 and was discharged.

     Education (degrees, schools, and dates): Mr. Frankel received a Bachelor of Arts degree in Political Science from Livingston College of Rutgers University in 1976. During the next two years, he studied at Rutgers' Graduate School of Urban Planning.

     Also a Director of the Company [X] Yes [ ] No


31.  Other  Key  Personnel:   There  is  no  executive  Vice  President  of  the
Corporation and no such position is expected to be filled. The corporation will only have officers with an "officer" in their title.

     Title:   Vice President

     Name:    Not Applicable             Age:

     Office Street Address:

     Telephone No.:

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     Education (degrees, schools, and dates):

     Also a Director of the Company   [ ] Yes [ ] No

     Indicate amount of time to be spent on Company matters if less than full time:


32.  Other Key Personnel:

     Name:    Paul Lomack                    Age: 41

     Title:   Chief Technical Officer

     Office Street Address:  2810 Matheson Boulevard East, Suite 200,
                             Mississauga, Ontario L4W 4X7

     Telephone No.:  (416) 848-0266

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Mr. Lomack has been with MSO since its pre-incorporation days. Mr. Lomack was a lecturer in statistics and sociology at the University of Western Ontario prior to joining MSO. Mr. Lomack was the initial developer of the MSO database and has been with the Company since March of 2000. Mr. Lomack is responsible for all technical, software, and database functions in MSO. He is has extensive knowledge of Databases and Statistical analysis and is constantly upgrading his personal skills with regards to the usage of Oracle 8i, Apache, and Microsoft server software. Mr. Lomack has bven the Chief Technical Officer since January of 2003 and has worked for the company on a full time basis since January of 2000 (prior to incorporation) on a full time basis.

     Education (degrees, schools, and dates): B.A. (Sociology), McMaster University, Hamilton, 1984. Masters degree (Sociology), McMaster University, Hamilton, 1987. Ph.D. (Social Demography) (incomplete), University of Western Ontario, London, 1993.

     Also a Director of the Company [ ] Yes [X] No


                            DIRECTORS OF THE COMPANY
                            ------------------------

33. Number of Directors: Five (5) Two are inside Directors and Three are outside Directors. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

     Directors are elected annually at each annual meeting of stockholders. The successors to directors whose term expires at such a meeting will be elected to serve from the time of election and qualification until the next annual meeting following election.


34. Information concerning outside or other Directors (i.e. those not described above):

     Frank Jasek, age 43, is currently a Nominee outside Director and member of the Independant Audit Committee. Mr. Jasek is a Chartered Accountant and has been practicing for over twelve years. Mr. Jasek has been a partner in Prapevasis Jasek an Accounting firm located in Burlington, Ontario, For the past nine years. Mr. Jasek Recieved his BA in Economics from the University of Western in 1985 and became a Chartered Accountant in 1991. Mr. Jasek is an expert in Cross border accounting practices.

     Kirk Boldt, age 34, is currently a Nominee outside Director and member of the Independant Audit Committee. Mr. Boldt has been in the Information Technology Sector for over a decade and has held positions Such as Sales Director and Sales Manager for several Computer companies. Mr. Boldt has extensive experiance understanding sales practices in the Technolodgy industry and has given several lectures and presentations on sales practices. Mr. Boldt works as a business consultant as Boldt Business Solutions Inc for the last five years.

     Katherine Saathoff, age 45, is currently a Nominee outside Director and member of the Independant Audit Committee. Ms. Saathoff has over 10 years of progressive experience in the areas of commercial real estate debt/equity asset management, accounting and external/internal audit. Expertise in financial analysis and budgeting; regulatory and legal compliance; and interpretation of authoritative legal documentation. Ability to analyze, structure and resolve complex and unique asset management. Ms. Saathoff recieved a BS in Finance from the University of South Florida and is currently a liscenced CPA in Florida. Ms. Saathoff currently has worked as a consultant since 2001 Providing subject matter expertise to clients internal audit functions, various due diligence and special projects. And worked for CapMark Services L.P. as the Vice President, Commercial Real Estate Asset Management Group from September 1998 to March 2001. While at CapMark she was responsible for a $13 Billion dollar portfolio of nine commercial morgate-backed securitizations consisting of 1,800 properties.

     All Director Nominees are expected to be elected to the board at the annual shareholders meeting on July 29th 2004. They have all been appointed by the Board of Directors currently, as is allowed by the Corporations by-laws.

     None. Two of the Company's Five (5) directors are Bruce Frankel and Jamie Lobo, described in response to Questions 29 and 30, above. The Company is currently seeking to fill the current vacancy and has one outside or other directors.


35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

                 [ ] Yes          [X] No

     (b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

     Not applicable.


     (c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     Not applicable in that the Company is not a development stage company for the reasons set forth above.


     (d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

     None of the Company's key personnel are consultants or independent contractors.


     (e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

     The Company has no key man life insurance policies on any of its Officers, Directors, or key personnel.


36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

     With the exception of Mr. Bruce Frankel (Frankel Travel) as noted in Item 30 above, no petition for bankruptcy or insolvency was filed against the company or its officers.

     Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


                             PRINCIPAL STOCKHOLDERS
                             ----------------------

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

                                                                                  Number of
                                                                                  Shares
                                                                                  Held After
Name,                                                                             Offering If
Office Street Address, Telephone               Average    Number of               All
No., and                             Class of  Price Per  Shares Now   Percent    Securities    Percent
Principal Occupation                 Shares    Share      Held         of Total   Sold          Of Total
----------------------------------   --------  ---------  ----------   --------   -----------   --------
Musha Inc.*                          Common    $ 0.05     7,500,000       88%     7,500,000        73%
38 La Maria Lane
Maple, Ontario L6A 3X2
(416) 937-8463
Holding Company

Officers and  directors as a group   Common    $ 0.05     7,500,000       88%     7,536,000        74%
(3 persons)**                                    and         and
                                               $ 4.00       36,000

*    A  corporation  wholly  owned by Jamie  Lobo the  current  President.  This
     shareholder   received   Founder   Shares  in   consideration   of  concept
     development, funding, assumption of debt and liabilities.
**   Includes shares identified in *, above.


38.  Number of shares beneficially owned by Officers and Directors as a group:

     Before offering: 7,536,000 shares (88% of total outstanding).

     After offering:


     (a) Assuming minimum securities sold: 7,536,000 shares (87% of total outstanding)


     (b) Assuming maximum securities sold: 7,536,000 shares (74% of total outstanding).


             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION
             -------------------------------------------------------


     A total of $210,453 of accrued wages is due to Jaime Lobo, CFO and Bruce Frankel combined and represents the total of accrued wages due officers and Directors. This figure is as of May 31st, 2004.

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

     None.


     (b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

     The Company has neither made loans to, nor is doing business with, any of its Officers, Directors, key personnel, or 10% stockholders, or any of their relatives, and does not anticipate doing so in the future.


     (c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

     None.


40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

                                           Cash                           Other
                                           ----                           -----
Bruce Frankel Chief Executive Officer  150,000 (portion accrued see 40b)
Chief Operating Officer                N/A
Jamie Lobo Chief Accounting Officer    150,000 (portion accrued see 40b)

Total Officer and Director renumeration as a group $300,000.


     (b) If remuneration is expected to change or has been unpaid in prior years, explain:

     Certain officers and directors of the Company have served with token compensation from the inception of the Company, due to the decision of the Company to apply its resources to development of the Web Site. Such otherwise salaries have accrued. All Officer and Director compensation that was unpaid until December 31,st 2002 has been written back to the corporation. The Company plans to continue accruing salaries to the Officers and Directors until it starts creating profits or receives a substantial capital injection. Please see 40(a) above. See auditors note to Financial statements for the year ending May 31,2004. Mr. Lobo has accrued a total of $150,000 in backwages as CFO and Mr. Frankel has accrued a total of $60,453 as CEO.


     (c)  If any employment agreements exist or are contemplated, describe:

     There are currently verbal employment agreements with all key personnel. No formal agreement has been established nor contimplated until the company is more established in it's revenue production.


41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: -0- shares (-0-% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

     Presently, the Company has no outstanding stock purchase agreements, options, warrants, or rights.

     (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: -0- shares.

     The Company has no existing stock purchase plans or option plans, and consequently none of the Common Shares are presently subject to issuance thereunder.


     (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

     The company currently requires only the majority approval of the Board of Directors to approve future stock purchase agreements, stock options, warrants or rights. The company does not require the approval of shareholders for such agreements at this time.


42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

     Although the Company's business is highly dependent upon the services of its Officers and Directors, there are no arrangements presently in place intended to assure that these individuals will remain with the Company. All key employees have provided the company a non-compete, non-cirumvention and non-disclosure agreements.

     Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.


                                   LITIGATION
                                   ----------

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

     No material litigation or administrative action is pending or threatened, and none has occurred in the past.


                               FEDERAL TAX ASPECTS
                               -------------------

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     Not applicable, the Company is not a "Subchapter S" corporation.

     Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.


                              MISCELLANEOUS FACTORS
                              ---------------------

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

     None.


                           MANAGEMENT'S DISCUSSION AND
                           ---------------------------
                      ANALYSIS OF CERTAIN RELEVANT FACTORS
                      ------------------------------------

46. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

     The Company's financial statements show losses attributed to development costs associated with designing, implementing, and managing the Web Site and its services. Additionally, the Company has incurred and paid ongoing sales, marketing, legal and accounting costs. The Company expects to commercialize its operations within the next Six to Twelve months, thus creating profitability. Much of the companies current losses or expenses are related to the current private placement offering in Ontario. The company has eliminated the costs of the private placement with the closure of it's private placement on August 5th 2004. The company is currently earning revenues from it's Voice Over Internet technology. Current revenues are at $6,000 U.S. Dollars per month from 291 subscribers. Webhosting revenues are at $260 U.S. Dollars per month from 13 subscribers. The company expects these revenues to increase over the next twelve month period. The company reported sales in 02 which was derived from EBAY auction sales of approximately 2,000 such auction items. All sales were stopped in 2003 as the company focused it's efforts on fund raising through its private placement in Ontario as apposed to generating capital through product sales. As the company wants to be self sufficient as soon as possible, the corporation formed XAS Group Inc. to offer flat rate long distance products that could be easily sold with the companies current level of infrustructure. Management feels that the investment market demands some type of revenue generation prior to in Initial Public offering and has responded accordingly. There has also been a significant increase in salaries over the last fiscal year as management has not written back it's wages as it has done so in years 2000 to 2003. $210,453 of these salaries have been accrued to Jaime Lobo and Bruce Frankel. These fees have been booked as consulting. The company has currently dropped it's overhead exclusive of managment fees to $10,000 per month. With current earnings of $7,000 per month, managment believes that it will reach a break even operating cash flow by December 31st 2004 wihtout any further equity injections.

     The events of September 11 have created a real sense of uncertainty, and may directly affect MSO's ability to raise funding or gain market acceptance. These events have already affected the company's ability to raise private funding further delaying technology implementation and development of infrastructure. Due to these unexpected setbacks, MSO decided to reduce its originally contemplated Offering price of Eight Dollars ($8.00) per share to Six Dollars ($6.00) per share.

     The computer industry as a whole has reported negative sales growth during the last two quarters. Although analysts anticipate moderate growth in this industry during the last quarter of 2003, there can be no assurance that the downward trend in the industry will lessen or cease.

     Management also believes that the addition of key management is not guaranteed if the Offering is poorly received. If management is unable to secure key staff following the Offering, this will seriously impact MSO's ability to grow and meet future milestones.


47. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business, which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

     Management believes the Company's operational life is of such limited tenure thus far that there are as yet insufficient economic data from which to ascertain historical trends. The Company has exisited in the development stage for much of it's current history.


48. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: -0-%. What is the anticipated gross margin for next year of operations? Approximately -0-%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

     The Company does not sell a product or products.


49. Foreign sales as a percent of total sales for last fiscal year: -0-%. Domestic government sales as a percent of total domestic sales for last fiscal year: -0-%. Explain the nature of these sales, including any anticipated changes:

     Not applicable.


                             ADDITIONAL INFORMATION
                             ----------------------

50. Significant parties. List the full names and business addresses, as applicable, for the Company's directors, officers, promoters, owners of greater than Five Percent (5%), counsel, and underwriters. None of the persons identified are subject to any of the disqualification provisions set forth in Rule 262.


Name                     Capacity                           Business Address
----------------------   --------------------------------   ---------------------------------------------------------------------

Jamie Lobo               Director, Officer, Promoter        2810 Matheson Boulevard East, Suite 200, Mississauga, Ontario L4W 4X7
                          Benificial Owner (Musha Inc.)

Bruce Frankel            Director, Officer, Promoter        #268 455 Alternate 195, Palm Harbour, Florida 34683

Frank Jasek              Outside Director Nominee           3385 Harvester Rd., Suite 102 Burlington, Ontario L7N 3N2

Kirk Boldt               Outside Director Nominee           568 Piccadilly Street, London, Ontario N5Y 3G8

Katherine Saathoff       Outside Director Nominee           217 Mary Drive, Oldsmar, Florida  34677

Paul Lomack              Officer                            2810 Matheson Boulevard East, Suite 200, Mississauga, Ontario L4W 4X7

Musha, Inc.              Affiliate, Record Owner            38 La Maria Lane, Maple, Ontario L6A 3X2

Lindsay Anastasi         Record and Beneficial Owner        10 Skyridge Drive, Rochester New York 14625

Glenn P. Hannemann,      Counsel                            24 Brena, Irvine, California, 92620
                                                            (714) 544-1912

Franklin Ross Inc.       Underwriter                        6118 NW 62nd Ter, Parkland, Florida 33067
                                                            (954) 757-7100

Mark Ross               CEO of Franklin Ross Inc.           6118 NW 62nd Ter, Parkland, Florida 33067
                                                            (954) 757-7100

Karen Fischer           Secretary of Franklin Ross Inc.     6118 NW 62nd Ter, Parkland, Florida 33067
                                                            (954) 757-7100

George Lawler ESQ       Counsel to Franklin Ross Inc.       210 West Pennsylvania Avenue, Towson, MD
Whiteford, Taylor                                           21204. (410) 832-2040
& Preston.

Interwest Transfer       Transfer Agent                     1981 East Murray Holladay Road, Suite 100
  Company, Inc.                                             Salt Lake City, Utah 84117 (801) 272-9294


51.  Relationship With issuer of Experts Named in Registration Statement.

     If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

     The Law Offices of Glenn P. Hannemann will provide the Company with an opinion as to legal matters in connection with the Shares offered by this Prospectus. Danziger & Hochman Chartered Accountants, independent chartered accountants, has audited the Company's financial statements included in this Prospectus. Both the Law Offices of Glenn P. Hannemann and Danziger & Hochman Chartered Accountants shall provide to the Company permission to include said legal and audit opinions, respectively, which consents shall be included as exhibits to the Company's Registration Statement on Form SB-1 of which this Prospectus is a part. Other than the issuer's directors, officers, counsel, and accountants, no experts participated in the preparation or certification of the offering statement or any part thereof. None of those who did participate were employed for that purpose on a contingent basis.


52.  Selling Security Holders.

     None.


53.  Changes in and Disagreements With Accountants.

     None.


54. Disclosure of Commission Position on Indemnification For Securities Act Liabilities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                              FINANCIAL STATEMENTS
                              --------------------

55.  Provide the financial statements required by Part F/S of this Prospectus:

                             MICROSOURCEONLINE INC.

                        Consolidated Financial Statements
                        (Stated in United States Dollars)

                                  May 31, 2004

                             MICROSOURCEONLINE INC.

                                      INDEX

                                  May 31, 2004


                                                                           PAGE
                                                                           ----


AUDITORS' REPORT                                                             1


CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheet - Statement I                                2

     Consolidated Statement of Shareholders' Deficiency - Statement II       3

     Consolidated Statement of Income - Statement III                        4

     Consolidated Statement of Cash Flows - Statement IV                     5


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 6 - 9

                                AUDITORS' REPORT
                                ----------------


To the Board of Directors and Shareholders of:
MICROSOURCEONLINE INC.


We have audited the accompanying consolidated balance sheet of MICROSOURCEONLINE
                                                               -----------------
INC.  as at May 31,  2004 and 2003 and the  consolidated  statements  of income,
----
shareholders' deficiency and cash flows for each of the years in the three-year period ended May 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with the standards of the Public Company Accounting Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2004 and 2003 and the results of its operations and their cash flows each of the years in the three-year period ended May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.


As discussed in note 5 to the consolidated financial statements, the Company has booked a prior period adjustment for fiscal 2001 and restated fiscal 2002 and 2003.








Toronto, Ontario                                       /s/  Danziger and Hochman
June 21, 2004                                              Chartered Accountants

MICROSOURCEONLINE INC.                                                        Statement I
Consolidated Balance Sheet
(Stated in United States Dollars)
As at May 31, 2004
=========================================================================================

                                                           2004                2003
                                                                            (Restated)
-----------------------------------------------------------------------------------------

ASSETS
     Current
        Bank                                         $        61,949     $         6,497
        Accounts receivable                                    5,775                   -
        Prepaid expenses                                       2,199                   -
-----------------------------------------------------------------------------------------

                                                              69,923               6,497
     Capital assets (note 3)                                  13,864                   -
-----------------------------------------------------------------------------------------

                                                     $        83,787     $         6,497
=========================================================================================


LIABILITIES
     Current
        Accounts payable and accrued liabilities     $        55,967     $        99,402
        Deferred revenue                                         515                   -
-----------------------------------------------------------------------------------------

                                                              56,482              99,402
-----------------------------------------------------------------------------------------


SHAREHOLDERS' DEFICIENCY

     CAPITAL STOCK (note 4)                                   88,945              86,655

     ADDITIONAL PAID IN CAPITAL                            2,088,761           1,110,108

     (DEFICIT) - Statement II                             (2,150,401)         (1,289,668)
-----------------------------------------------------------------------------------------

                                                              27,305             (92,905)
-----------------------------------------------------------------------------------------

                                                     $        83,787     $         6,497
=========================================================================================

Contingencies (note 8)

ON BEHALF OF THE BOARD:


/s/ Jamie Lobo               Director
-----------------------------


                                                                          Page 2
(See accompanying notes.)

MICROSOURCEONLINE INC.                                                                                            Statement II
Consolidated Statement of Shareholders' Deficiency
(Stated in United States Dollars)
For the Year Ended May 31, 2004
===============================================================================================================================

                                                     Common         Additional        Deficit      Comprehensive
                                                     Shares      Paid In Capital     (Restated)       Income          Total
-------------------------------------------------------------------------------------------------------------------------------


BALANCE, June 1, 2001                             $    83,650    $             -    $  (485,947)   $          -    $  (402,297)

Prior period adjustment (note 5)                            -                  -        125,000               -        125,000

Issuance of common shares                               1,325            462,432              -               -        463,757

Net (loss) for the period - adjusted (note 5)               -                  -       (223,942)              -       (223,942)
-------------------------------------------------------------------------------------------------------------------------------


BALANCE, May 31, 2002                                  84,975            462,432       (584,889)              -        (37,482)

Issuance of common shares                                 872            567,684              -               -        568,556

Issuance of common shares for service                     808             79,992              -               -         80,800

Net (loss) for the year - adjusted (note 5)                 -                  -       (704,779)              -       (704,779)
-------------------------------------------------------------------------------------------------------------------------------


BALANCE, May 31, 2003                                  86,655          1,110,108     (1,289,668)              -        (92,905)

Issuance of common shares                               2,290            978,653              -               -        980,943

Foreign exchange gain                                       -                  -              -          33,505         33,505

Net (loss) for the year                                     -                  -       (894,238)              -       (894,238)
-------------------------------------------------------------------------------------------------------------------------------


BALANCE, May 31, 2004                             $    88,945    $     2,088,761    $(2,183,906)   $    33,505     $    27,305
===============================================================================================================================






















                                                                          Page 3
(See accompanying notes.)

MICROSOURCEONLINE INC.                                                                       Statement III
Consolidated Statement of Income
(Stated in United States Dollars)
For the Year Ended May 31, 2004
==========================================================================================================

                                                        2004                2003                2002
                                                                         (Restated)          (Restated)
----------------------------------------------------------------------------------------------------------


REVENUE                                           $        12,246     $             -     $         9,000
----------------------------------------------------------------------------------------------------------


EXPENSES
      Bad debt                                                  -                   -              56,297
      Consultants                                          25,303             301,023                   -
      Facilitation fees                                         -              24,319              45,833
      General and administration fees                     124,109             175,125              76,305
      Management fees                                      36,173              48,412                   -
      Professional fees                                    49,170              39,263              54,507
      Rent                                                 67,252              56,722                   -
      Salaries, benefits and fees                         576,285              59,915                   -
      Travel                                               25,746                   -                   -
      Amortization                                          2,446                   -                   -
----------------------------------------------------------------------------------------------------------

                                                          906,484             704,779             232,942
----------------------------------------------------------------------------------------------------------



NET (LOSS) FOR THE YEAR                           $      (894,238)    $      (704,779)    $      (223,942)
==========================================================================================================



BASIC NET (LOSS) PER SHARE                        $          (.10)    $          (.08)    $          (.03)
==========================================================================================================



WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                          (8,795,102)          8,570,627           8,478,966
==========================================================================================================














                                                                          Page 4
(See accompanying notes.)

MICROSOURCEONLINE INC.                                                                              Statement IV
Consolidated Statement of Cash Flows
(Stated in United States Dollars)
For the Year Ended May 31, 2004
================================================================================================================

                                                              2004                2003                2002
                                                                               (Restated)          (Restated)
----------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES
    Net (loss) for year - Statement III - (note 5)      $      (894,238)    $      (704,779)    $      (223,942)
    Adjustments to reconcile net income to net cash
    provided by operations
        Issuance of common shares for service                         -              80,800                   -
        Changes in other comprehensive income                    33,505                   -                   -
        Amortization                                              2,446                   -                   -
================================================================================================================

                                                               (858,287)           (623,979)           (223,942)

    Changes in non-cash working capital components
        Accounts payable                                        (43,435)             61,774              37,628
        Deferred revenue                                            515                   -                   -
        Accounts receivable                                      (5,775)                  -                   -
        Prepaid expenses                                         (2,199)                  -                   -
----------------------------------------------------------------------------------------------------------------

                                                               (909,181)           (562,205)           (186,314)
----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
        Purchase of capital assets                              (16,304)                  -                   -
----------------------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES
        Issuance of common shares                               980,943             568,556             463,757
        Due to related company                                        -                   -            (277,297)
----------------------------------------------------------------------------------------------------------------

                                                                980,943             568,556             186,460
----------------------------------------------------------------------------------------------------------------



INCREASE IN CASH DURING YEAR                                     55,452               6,351                 146


CASH, BEGINNING OF YEAR                                           6,497                 146                   -
----------------------------------------------------------------------------------------------------------------


CASH, END OF YEAR                                       $        61,949     $         6,497     $           146
================================================================================================================






                                                                          Page 5
(See accompanying notes.)

MICROSOURCEONLINE INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
May 31, 2004
================================================================================


1.   NATURE OF OPERATIONS AND BASIS FOR PRESENTATION
     -----------------------------------------------

     These consolidated financial statements include Microsourceonline Inc. and its' subsidiary XAS Group Inc. Microsourceonline Inc. was incorporated under the laws of the State of Delaware on June 5, 2000. The Company was incorporated to develop and launch an online brokerage service for the computer industry. The Company commenced active business operations on August 1, 2001 and is currently working on a strategy to raise capital in order to expand its online brokerage service.

     On March 26, 2004, a subsidiary company, XAS Group Inc., was incorporated under the laws of the Province of Ontario to develop and launch an on-line long distance company telephone service. The subsidiary commenced operations on March 27, 2004.


2.   SIGNIFICANT ACCOUNTING POLICIES
     -------------------------------

     These financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States of America and include the following significant accounting policies:

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

     Income Taxes
     ------------

     Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

MICROSOURCEONLINE INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
May 31, 2004
================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
     -------------------------------


     Foreign Currency Translation
     ----------------------------

     The Company considers the functional currency of its foreign subsidiaries to be the local currency and, accordingly, their financial information is translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of foreign subsidiaries' financial statements are included as a component of other comprehensive income within stockholders' deficiency.

     Revenue Recognition
     -------------------

     The Company recognizes revenue from the sale of long distance telephone services on a per month basis.

     Deferred revenue represents payments in advance of the provision of services.


     Capital Assets
     --------------

     Capital assets are recorded at cost less accumulated amortization. Amortization of capital assets are provided annually on a declining basis over the estimated useful life of the asset, except for current year additions on which 1/2 of the rates are applicable:

               Computer equipment       30% declining balance basis

     Financial Instruments
     ---------------------

     Financial   instruments   included  in  the  balance   sheet  are  accounts
     receivable, accounts payable and deferred revenue. Their carrying values approximate fair market value.


3.   CAPITAL ASSETS
     --------------

                                                                        Net
                                                   Accumulated         Book
                                      Cost        Amortization        Value
                                      ----        ------------        -----


     Computer equipment             $ 16,310       $  2,446          $ 13,864
                                    ========       ========          ========

MICROSOURCEONLINE INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
May 31, 2004
================================================================================


4.   CAPITAL STOCK
     -------------

     The number of outstanding shares of the Company as at May 31, 2004 is computed as follows:

     Outstanding shares as at June 1, 2001                           8,365,000
     Shares issued in exchange for services                             15,000
     Shares issued for cash                                             27,500
     Faciliation of expense converting to shares                        90,000
                                                                     ---------
     Outstanding shares as at May 31, 2002                           8,497,500
     Shares issued in exchange for services                             20,200
     Shares issued for cash                                            148,016
                                                                     ---------
     Outstanding shares as at May 31, 2003                           8,665,716
     Shares issued for cash                                            228,734
                                                                     ---------
     Outstanding shares as at May 31, 2004                           8,894,450
                                                                     =========

     The Company authorized stock consists of 20,000,000 shares of common stock with a par value of $0.01.


5.   PRIOR PERIOD ADJUSTMENT AND FINANCIAL STATEMENT RESTATEMENT
     -----------------------------------------------------------

     Management fees were accrued in error in the prior years' financial statements. These management fees are a contingent liability only, as described in note 8 below.


     The management fees of $125,000 accrued and expensed in 2001 have been reflected as a prior period adjustment while the accruals and expenses in 2002 and 2003 ($125,000 and $363,921 respectively) have been restated on these financial statements. Net loss and net loss per share, prior years' losses, management fees and accounts payable were overstated as a result of this error.



6.   INCOME TAXES
     ------------

     The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences are expected to reverse.

MICROSOURCEONLINE INC.
Notes to the Consolidated Financial Statements
(Stated in United States Dollars)
May 31, 2004
================================================================================



6.   INCOME TAXES (continued)
     ------------


     The approximate income tax effect of each type of temporary differences comprising the net deferred tax asset is approximately as follows:

     Net operating tax losses                                        $ 750,000

     Less:  Valuation allowance                                       (750,000)
                                                                     ----------

                                                                     $       -
                                                                     ==========

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has provided for a valuation allowance on all of its' losses as there is no assurance that future tax benefits will be realized.


7.   RELATED PARTY TRANSACTIONS
     --------------------------

     During the year, the Company was charged facilitation fees of $Nil (2003 - $24,319 and 2002 - $45,833) from a company related through common shareholders.


8.   CONTINGENT LIABILITY
     --------------------


     Management fees of $210,453; (2003 - $150,000) are a contingent liability of the Company as they will only become payable if and when, the Company has generated cash reserves of one million dollars. Management is in discussion to convert the contingent liability to common shares and management expects to finalize the transactions by the following fiscal year.



9.   BASIC NET LOSS PER SHARE
     ------------------------

     Basic net loss per share figures are calculated using the weighted average number of common shares outstanding computed on a daily basis.

                                     PART II


INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that no director or officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer, provided however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for act s or omissions which involve violation of criminal law or the payment of distributions in violation of N.R.S. 78.300. Any repeal or modification of this Article shall be prospective only and shall not adversely affect any limitation on personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be paid by us in connection with the issuance and distribution of the securities being registered, other than sales commissions. All amounts shown are estimates except for amounts of filing and listing fees.

Filing fee of SEC                   $      980
Accounting and Audit Fees           $   75,000
Legal Fees and Expense              $  100,000
Printing and Engraving Expenses     $   20,000
Taxes                               $   38,000

Total                               $  233,980


RECENT SALES OF UNREGISTERED SECURITIES

     (a)  Securities issued and sold:

     No shares have been sold in the last twelve months under Regulation D. Securities sold within the last 12 month period as disclosed in Item 7 are not applicable as all securities issued were sold in Ontario, Canada and not subject to US regulations. All such issuances were to shareholders that are residents of Ontario Canada. The total amount of securities sold within the 12 month period to Ontario Residents is disclosed in the table within item 7.

     (b)  Underwriters and Other Purchasers.

          Not applicable.

     (c)  Consideration.

          See (a) above.

     (d)  Exemption from Registration Claimed.

          See (a) above.

Item 1. Indemnification of Directors and Officers (as provided for in the corporate by-laws see Appendix 2b)

Item 2.  Other Expense of Issuance and Distribution (No other expenses)

Item 3.  Undertakings

Item 4.  Unregistered Securities Issued or Sold Within One Year.

          Not applicable

Items 5 and 6.  Index to and Description of Exhibits.

The following exhibits are filed with this registration statement:

Exhibit
Number
-----

(1)    Underwriters' agreements - Agreement with Franklin Ross Inc.
(2)    (a) The Company's charter (articles of incorporation)
       (b) The Company's bylaws
(4)    Form Subscription Agreement
(6)    Material contracts - Agreement with PriceBridge.com, Inc.
(7)    Material contracts - Agreement with Alliance Capital Inc.
(8)    Material contracts - Agreement with National Car Rental
(9)    Material contracts - Agreement with Hertz (
(10)   Material contracts - Agreement with Interwest Transfer Co., Inc.
(11)   Escrow Agreement
(12)   Consents
       (a)  of experts - Danziger & Hochman Chartered Accountants
(13)   Opinion of counsel regarding legality of issuance of Shares
(14)   Current rate chart for advertising fees.

SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1, and authorizes Amendment No. 6 to this registration statement to be signed on its behalf by the undersigned, in the City of Mississauga, Province of Ontario, Canada, on August 31st, 2004.




                                                 "Registrant:"

                                                 MICROSOURCEONLINE, INC.
                                                 A Delaware Corporation



                                                 By:   /s/ Jamie Lobo
                                                    ----------------------------
                                                 Name:   Jamie Lobo
                                                 Title:  President and Chief
                                                         Financial Officer and
                                                         Director



By:  /s/ Jamie Lobo
   ----------------------------
Name:   Jamie Lobo
Title:  Chief Accounting Officer





By: /s/ Bruce B. Frankel
   ----------------------------
Name:   Bruce B. Frankel
Title:  Chief Executive Officer
        and Director




By: /s/ Kirk Boldt
   ----------------------------
Name:   Kirk Boldt
Title:  Outside Director



In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



By: /s/ Bruce B. Frankel
   ----------------------------
Name:   Bruce B. Frankel
Title:  Chief Executive Officer
        and Director